UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item

1.	Nortel Inversora S.A. Unaudited Condensed Consolidated Financial Statements as of September 30, 2014

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 AND 2013

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of September 30, 2014 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	The Company and the Telecom Group’s activities for the nine-month periods ended September 30, 2014 (“9M14”) and 2013 (“9M13”)

Total revenues and other income for 9M14 amounted to $24,223 (+22.0% vs. 9M13), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – amounted to $20,394 (+22.8% vs. 9M13), operating income before depreciation and amortization amounted to $6,172 – (+11.4% vs. 9M13) representing 25.5% of consolidated revenues and -240 bp vs. 9M13, operating income amounted to $3,829 (+17.9% vs. 9M13) and net income amounted to $2,678 (+14.2% vs. 9M13). Net income attributable to Nortel amounted to $1,464 in 9M14 (+16.3% vs. 9M13).

			Variation
	9M14	9M13	$	%
Revenues	24,183	19,827	4,356	22.0
Other income	40	26	14	53.8
Operating costs without depreciation and amortization	(18,051)	(14,314)	(3,737)	26.1

Operating income before depreciation and amortization	6,172	5,539	633	11.4
Depreciation and amortization	(2,354)	(2,130)	(224)	10.5
Gain on disposal of PP&E and impairment of PP&E	11	(161)	172	n/a

Operating income	3,829	3,248	581	17.9
Financial results, net	242	375	(133)	(35.5)

Income before income tax expense	4,071	3,623	448	12.4
Income tax expense	(1,393)	(1,279)	(114)	8.9

Net income	2,678	2,344	334	14.2

Attributable to:
Nortel (Controlling Company)	1,464	1,259	205	16.3
Non-controlling interest	1,214	1,085	129	11.9

	2,678	2,344	334	14.2

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	140.20	120.57	19.63	16.3
Class “B” Preferred Shares	487.37	419.13	68.24	16.3

•	Total revenues and other income

During 9M14 consolidated total revenues increased 22,0% (+$4,356 vs. 9M13) amounting to $24,183 mainly fueled by the Broadband, data transmission and mobile businesses, while consolidated other income increased 53.8% (+$14 vs. 9M13), mainly due to penalties imposed to suppliers in the Fixed Services segment and income from prescribing obligations from Personal.

			Variation
	9M14	9M13	$	%
Services
Voice – Retail	2,109	1,969	140	7.1
Voice – Wholesale	681	580	101	17.4
Internet	2,345	1,827	518	28.4
Data	1,063	689	374	54.3

Subtotal Fixed Services	6,198	5,065	1,133	22.4

Voice – Retail	3,830	3,538	292	8.3
Voice – Wholesale	1,456	1,419	37	2.6
Internet	2,294	1,472	822	55.8
Data	5,692	5,333	359	6.7

Subtotal Personal Mobile Services	13,272	11,762	1,510	12.8

Voice – Retail	435	273	162	59.3
Voice – Wholesale	94	87	7	8.0
Internet	321	193	128	66.3
Data	248	234	14	6.0

Subtotal Núcleo Mobile Services	1,098	787	311	39.5

Total services revenues	20,568	17,614	2,954	16.8

Equipment
Fixed Services	44	49	(5)	(10.2)
Personal Mobile Services	3,515	2,109	1,406	66.7
Núcleo Mobile Services	56	55	1	1.8

Total equipment revenues	3,615	2,213	1,402	63.4

Total revenues	24,183	19,827	4,356	22.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

I

NORTEL INVERSORA S.A.

Services revenues amounted to $20,568 (+16.8% vs. 9M13) and represented 85.1 % of consolidated revenues (vs. 88.8% in 9M13). Equipment revenues increased 63.4%, amounting to $3,615 and represented 14.9% of consolidated revenues (vs. 11.2% in 9M13).

Fixed Services

During 9M14, services revenues generated by this segment amounted to $6,198 (+$1,133 or 22.4% vs. 9M13), where Internet revenues have grown the most (+$518 or 28.4% vs. 9M13), followed by data transmission services (+$374 or 54.3% vs. 9M13) and voice retail services (+$140 or 7.1% vs. 9M13).

•	Voice

Voice retail revenues amounted to $2,109 in 9M14 (+7.1% vs. 9M13). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 29% of the segment services revenues in 9M14 (vs. 33% in 9M13).

Monthly Charges and Supplementary Services increased $62 or 7.4% vs. 9M13, to $895, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and, to a lesser extent, to the increase in the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $1,131 (+$102 or 9.9% vs. 9M13), mainly due to the increase in customers and domestic plans prices and the increase in customers and long national distance plans prices. According to this, DLD revenues increased 10.9% vs. 9M13 and revenues from local measured service increased 10.6% vs. 9M13. The Average Monthly Revenue per User (“ARBU”) amounted to $56.5 pesos per month in 9M14 vs. $51.8 pesos per month amounted in 9M13, representing an increase of 9.1%. The remaining retail voice revenues amounted to $83 in 9M14 (-22.4% vs. 9M13). The decrease was mainly due to a decrease in consumption and customers of public telecommunication services and a decrease in rehabilitation and one-time charges.

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $72) amounted to $681 in 9M14 (+17.4% vs. 9M13). Interconnection fixed and mobile revenues amounted to $453 (+12.1% vs. 9M13 as a result of the general increase in prices and, to a lower extent, by a slight increase in traffic with mobile operators). The other wholesale revenues amounted to $228 in 9M14 (+29.5% vs. 9M13), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

•	Internet

Internet revenues amounted to $2,345 (+$518 or 28.4% vs. 9M13) mainly due to the expansion of the Broadband service (+4.9% of customers vs. 9M13) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $148.1 pesos per month in 9M14 vs. $121.4 pesos per month in 9M13 (+22.0% vs. 9M13). As of September 30, 2014, Telecom Argentina reached approximately 1,750,000 ADSL customers. These connections represent approximately 42.6% of Telecom Argentina’s fixed lines in service (vs. 40.5% in 9M13). The churn rate per month amounted to 1.3% in 9M14 (vs. 1.5% in 9M13).

Internet revenues represent 9.7% of consolidated revenues (9.2% 9M13) and 37.8% of Fixed Services segment revenues (vs. 36.1 % in 9M13).

•	Data

Data transmission revenues amounted to $1,063 (+$374 vs. 9M13), of which $4 were generated by the subsidiary Telecom USA. These revenues were generated focusing on the Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices related to the variation of the $/US$ exchange rate, the increase of IP transit services customers, VPN IP services customers (private data networks services that replaces the point to point services) and IP direct lines customers in the retail segment, to the increase in customers and higher prices related to the variation of the $/US$ exchange rate of Integra services, mainly in the Large Customer segment, to higher prices related to the variation of the $/US$ exchange rate of the VPN-IP services in the Wholesale segment and to an increase in the number of subscribers and in prices of monthly charges related to the variation of the $/US$ exchange rate of Datacenter services (especially in Hosting and Housing services).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

II

NORTEL INVERSORA S.A.

Personal Mobile Services

During 9M14, total services revenues amounted to $13,272, (+$1,510 or 12.8% vs. 9M13), being the principal business segment in revenues terms (64.5 % and 66.8% of services consolidated revenues in 9M14 and 9M13, respectively). Personal reached 19.8 million subscribers in Argentina (-0.4% vs. 9M13). Approximately 68% of the subscriber base is prepaid subscribers and 32% is postpaid subscribers (including “Cuentas claras” plans and Mobile Internet dongles). The churn rate per month amounted to 3.0% in 9M14 (vs. 2.7% in 9M13).

•	Voice

Voice retail revenues amounted to $3,830 in 9M14 (+8.3% vs. 9M13). The increase was mainly due to the increase in monthly charges prices and, to a lower extent, to lines billed and to the increase in the prepaid and “Cuentas claras” subscriber base, partially offset by a decrease in postpaid subscribers. Traffic voice sales decreased $279 or 18.6% vs. 9M13 mainly due to the decrease of the Minutes of Use (“MOU”). The MOU amounted to $97.6 pesos per month in 9M14 as compared to $111.4 pesos per month amounted in 9M13, representing a decrease of 12.4%, which was mainly generated by the prepaid segment.

Voice wholesale revenues amounted to $1,456 in 9M14 (+2.6% vs. 9M13). The increase was mainly due to the increase of mobile leases related to new agreements and to the renegotiation of the existing ones and to the increase in roaming revenues with other operators.

•	Internet

Mobile Internet revenues amounted to $2,294 (+$822 or 55.8% vs. 9M13). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G handsets (47.2% in 9M14 vs. 40.7% in 9M13), which facilitate Internet browsing. Internet flat rate services revenues have decreased mainly due to the decrease of Mobile Internet dongles subscribers (-32% vs.9M13).

•	Data

Mobile data services revenues amounted to $5,692 (+$359 or 6.7% vs. 9M13). This increase was mainly due to the constant SMS with contents sales increase as a result of several campaigns launched by Personal, which represented an inter-annual increase of $518 vs. 9M13. This increase was reflected both in monthly charges customers and prepaid subscribers and is mainly due to average prices increases and, to a lesser extent, to the increase of the subscribers’ base. However, the main component of VAS revenues are SMS consumption, which decreased $144 or 4.0% vs. 9M13, and experiencing a decrease in TOU (-38.4% vs. 9M13).

As a consequence of the increase in VAS use (especially Internet browsing and SMS with contents), ARPU increased to $71.7 pesos per month in 9M14 (vs. $66.1 pesos per month in 9M13), which represents an increase of 8.5%.

VAS revenues (data and Internet) amounted to $7,986 (+17.4% vs. 9M13) and represented 60.2% of Personal Mobile Services’ services revenues (vs. 57.9% in 9M13).

Núcleo Mobile Services

This segment generated services revenues equivalent to $1,098 during 9M14 (+$311 or 39.5% vs. 9M13) mainly due to the appreciation of the Guaraní respect to the argentine peso (+44% inter-annual), generating a positive effect in Núcleo’s revenues conversion (revenues in Guaranies in 9M14 were lower than 9M13), and to the Internet revenues increase over the mentioned conversion effect, mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of September 30, 2014, Núcleo’s subscriber base reached 2.4 million customers during 9M14. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in 9M14, respectively. The MOU amounted to $56.0 pesos per month in 9M14 as compared to $61.7 pesos per month in 9M13, representing a decrease of 9.2%, which generated a decrease in voice traffic of approximately 7.8% in Guaraníes, especially in the prepaid segment.

VAS revenues (data and Internet) amounted to $569 (+33.3% vs. 9M13) and represented 51.8% of Núcleo Mobile Services segment services revenues (vs. 54.3% in 9M13).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

III

NORTEL INVERSORA S.A.

Equipment

Revenues from equipment amounted to $3,615, +$1,402 or 63.4% vs. 9M13. This increase is mainly related to the Personal Mobile services segment with an increase of $1,406 vs. 9M13. The increase was mainly due to an increase in handset’s average sale prices (+90.9 % vs. 9M13), partially offset by lower handsets sold (-11.9% vs. 9M13). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand (those with 3G browsing aptitude), the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to an increase in the handsets sold, partially offset by the effect of the appreciation of the Guaraní respect to the argentine peso. The equipment sale result amounted to a gain of $496 in 9M14 vs. a gain of $44 in 9M13, net of $83 and $223 of SAC capitalization, respectively.

•	Operating costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– totaled $20,394 in 9M14, which represents an increase of $3,789 or +22.8% vs. 9M13. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in the cost of equipment and handsets, the increase in taxes and fees with the Regulatory Matters, the increase of VAS costs, the effect of the appreciation of the Guaraní (+44% inter-annual) respect to the argentine peso, affecting the operations in Paraguay, a decrease of $123 in provisions charges and an increase of $267 in agent commissions capitalized as SAC, which partially mitigated the increase in operating costs.

			Variation		Variation in $ by segment
	9M14	9M13	$	%	Fixed Serv.	M. Serv. Personal	M. Serv. Núcleo	Nortel
Employee benefit expenses and severance payments	(4,005)	(2,998)	(1,007)	33.6	(748)	(230)	(28)	(1)
Interconnection costs and other telecommunication charges	(1,536)	(1,386)	(150)	10.8	(93)	(40)	(17)	—
Fees for services, maintenance, materials and supplies	(2,488)	(1,884)	(604)	32.1	(249)	(328)	(28)	1
Taxes and fees with the Regulatory Authority	(2,403)	(1,959)	(444)	22.7	(103)	(332)	(10)	1
Commissions	(2,421)	(1,974)	(447)	22.6	(41)	(373)	(33)	—
Agent commissions capitalized as SAC	634	367	267	72.8	18	244	5	—
Cost of equipment and handsets	(3,202)	(2,392)	(810)	33.9	(1)	(795)	(14)	—
Cost of equipment and handsets capitalized as SAC	83	223	(140)	(62.8)	—	(147)	7	—
Advertising	(512)	(452)	(60)	13.3	(1)	(42)	(17)	—
Cost of VAS	(679)	(503)	(176)	35.0	(5)	(152)	(19)	—
Provisions	(102)	(225)	123	(54.7)	101	22	—	—
Bad debt expenses	(327)	(221)	(106)	48.0	(21)	(74)	(11)	—
Other operating expenses	(1,093)	(910)	(183)	20.1	(77)	(84)	(22)	—

Subtotal	(18,051)	(14,314)	(3,737)	26.1	(1,220)	(2,331)	(187)	1
Depreciation of PP&E	(1,740)	(1,447)	(293)	20.2	(132)	(72)	(89)	—
Amortization of SAC and service connection charges	(596)	(665)	69	(10.4)	(24)	111	(18)	—
Amortization of other intangible assets	(18)	(18)	—	—	—	—	—	—
Gain on disposal of PP&E and impairment of PP&E	11	(161)	172	n/a	119	54	(1)	—

Total operating costs	(20,394)	(16,605)	(3,789)	22.8	(1,257)	(2,238)	(295)	1

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $4,005 (+$1,007 or 33.6% vs. 9M13). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges and to increases in severance payments (+$104 or 104.0% vs. 9M13). With a total headcount of 16,545 by the end of 9M14 – 16,540 employees of the Telecom Group and 5 employees of the Company – slightly lower than 9M13, lines in service per employee reached 370 in the Fixed Services segment (slightly lower than 9M13), subscribers per employee reached 3,935 in the Personal Mobile Services segment (+2.5% vs. 9M13) and subscribers per employee reached 5,817 (+4.9% vs. 9M13) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,536 (+$150 or 10.8% vs. 9M13). The increase was mainly due to higher traffic volume in the international market (TLRD traffic remained stable vs. 9M13).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

IV

NORTEL INVERSORA S.A.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $2,488, +$604 or 32.1% vs. 9M13. The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $2,403 (+22.7% vs. 9M13), influenced mainly by the increase in revenues of fixed and mobile services, by the increase in equipment sales in Argentina, by the increase of the IDC related to the dividends payment and by higher collections and payments to suppliers in 9M14 vs. 9M13.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $2,421 (+$447 or 22.6% vs. 9M13). The increase was mainly due to the increase in Agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and the increase of outsourced sales commissions and collection commissions, especially of handsets sold, partially offset by lower prepaid cards sales and lower prepaid recharges.

On the other hand, agent commissions capitalized as SAC amounted to $634, +$267 or 72.8% vs.9M13, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $3,202 (+$810 or 33.9% vs. 9M13) mainly due to an increase in the average unit cost of sales (+54.7% vs. 9M13), partially offset by a decrease in the units of handsets sold (-11.9% vs. 9M13) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $83, -$140 or -62.8% vs. 9M13. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment, especially in the “Cuentas claras” segment.

Advertising

Advertising amounted to $512 (+$60 or 13.3% vs. 9M13), mainly due to higher commercial campaigns of Personal as compared to 9M13.

Cost of VAS

Cost of VAS amounted to $679 (+$176 or 35.0% vs. 9M13). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew $518 as compared to 9M13, as a consequence of several campaigns launched by Personal.

Provisions

Provisions amounted to $102, -$123 or 54.7% vs. 9M13. The decrease was mainly due to lower regulatory and municipal claims (-$103 vs. 9M13) and lower civil and commercial claims ($23 vs. 9M13), partially offset by higher labor claims ($3 vs. 9M13).

Bad debt expenses

Bad debt expenses amounted to $327 (+$106 or 48.0% vs. 9M13), representing approximately 1.4% and 1.1% of the consolidated revenues in 9M14 and 9M13, respectively. The major increase is observed in the Personal Mobile Services segment by $74 as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers. These charges have also increased in Telecom Argentina by $13 in the Government and Corporate segment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

V

NORTEL INVERSORA S.A.

Other operating costs

Other operating costs amounted to $1,093 (+$183 or 20.1% vs. 9M13). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$76 or 23.4% vs. 9M13), among others, in the operations in Argentina; and the increase of rent prices (+$74 or 32.9% vs. 9M13), as a result of new agreements and the renegotiation of some of the existing ones.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $6,172 (+$633 or 11.4% vs. 9M13), representing 25.5% of consolidated revenues in 9M14 (vs. 27.9% in 9M13). This growth was mainly fueled by the Fixed Services segment (+$274 or +21.6% vs. 9M13) and Personal Mobile Services segment (+$238 or 6.0% vs. 9M13).

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $496 in 9M14 vs. $44 in 9M13 (+$452 or 1,027.3% vs. 9M13), while operating income before depreciation and amortization generated by services sales amounted to $5,676 in 9M14 vs. $5,495 in 9M13 (+$181 or 3.3% vs. 9M13).

Depreciation and amortization

Depreciation and amortization amounted to $2,354 (+$224 or +10.5% vs. 9MH13). The increase in PP&E depreciation amounted to $293 partially offset by a decrease in amortization of SAC and service connection costs of $69 due to lower levels of capitalization of subsidies from the sale of mobile handsets and the extension of the contractual terms for mobile customers from 18 to 24 months. The increase in depreciation and amortization corresponds 70% to the Fixed Services segment and 30% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to $11 in 9M14 and 9M13, and was mainly related to the Fixed Services segment. The 9M13 included an impairment of PP&E that amounted to $172 and was mainly related to the discontinuation of a commercial system of Personal (amounting to $50) and to the write-down of some projects of Telecom Argentina that presented uncertainty regarding their development and future associated cash flows (amounting to $122).

•	Operating income

Operating income amounted to $3,829 in 9M14 (+$581 or 17.9% vs. 9M13). The margin over consolidated revenues represented 15.8% in 9M14 (vs. 16.4% in 9M13). This growth was mainly fueled by the Personal Mobile Services segment (+$331 or 12.2% vs. 9M13) and the Fixed Services segment (+$237 or 57.7% vs. 9M13).

If the impairment of PP&E recorded in 9M13 was excluded, the operating income increase would have been 12.0% vs. 9M13.

•	Financial results, net

Financial results, net resulted in a net gain of $242, representing a decrease of $133 vs. 9M13. The decrease was mainly due to higher foreign currency exchange losses (+$73vs. 9M13), higher losses on financial interest on time deposits and other investments (+58 vs.9m13), higher interests on provisions (+$42 vs. 9M13) and higher losses on NDF (+$34 vs. 9M13), partially offset by higher gains on mutual funds (+$67 vs. 9M13) and higher interests on receivables (+$29 vs. 9M13).

•	Net income

Nortel reached a net income of $2,678 in 9M14, +$334 or +14.2% when compared to 9M13. Net income attributable to Nortel amounted to $1,474 in 9M14, +$205 or +16.3% as compared to 9M13.

•	Net financial assets

As of September 30, 2014, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $3,914, showing a decrease of $1,758 as compared to September 30, 2013 (amounting to $5,672). This variation was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX –which include equipment and handsets acquisitions affected by the devaluation of the argentine peso vs. the US dollar–, higher income tax payments, cash dividends paid to its shareholders’ for a total amount of $1,794 (including tax withholding on cash dividends) and treasury shares acquisitions of $151 during 4Q13. The Fixed Services segment has a financial asset of $1,235, the Personal Mobile Services segment has a financial asset of $2,507 and Nortel has a financial asset of $388, while the Núcleo Mobile Services segment has a net financial debt of $216.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

VI

NORTEL INVERSORA S.A.

•	Capital expenditures (CAPEX)

CAPEX composition for 9M14 and 9M13 is as follows:

	In millions of $		% of participation		Variation
	9M14	9M13	9M14	9M13	$	%
Fixed Services	1,542	1,256	40%	43%	286	23
Personal Mobile Services	2,060	1,409	54%	49%	651	46
Núcleo Mobile Services	217	231	6%	8%	(14)	(6)

Total CAPEX	3,819	2,896	100%	100%	923	32

PP&E CAPEX amounted to $3,035 and intangible assets CAPEX amounted to $784 in 9M14, while in 9M13 amounted to $2,249 and $647, respectively.

In relative terms, CAPEX represented 15.8% of consolidated revenues in 9M14 (14.6% in 9M13), and were intended mainly for the external wiring and network access equipment, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 9M14 and 9M13 are as follows:

	In millions of $		% of participation		Variation
	9M14	9M13	9M14	9M13	$	%
Fixed Services	1,853	1,440	44%	47%	413	29
Personal Mobile Services	2,168	1,413	51%	46%	755	53
Núcleo Mobile Services	237	236	6%	7%	1	—

Total additions	4,258	3,089	100%	100%	1,169	38

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers and also improve our services quality.

3.	The Company and the Telecom Group’s activities for the three-month periods ended September 30, 2014 (“3Q14”) and 2013 (“3Q13”)

Nortel’s net income amounted to $847 in 3Q14, -$29 or -3.3% vs. 3Q13. Net income attributable to Nortel amounted to $465 in 3Q14 (-$5 or -1.1% vs. 3Q13).

Total revenues and other income increased 20.8% vs. 3Q13 and operating income before depreciation and amortization amounted to $2,063 (+$141 or 7.3% vs.3Q13), representing 24.0% of the consolidated revenues (vs. 27.0% in 3Q13). Operating income amounted to $1,221 (-$26 or -2.2% vs. 3Q13). Financial results, net amounted to $80 (-$81 or 50.3% vs. 3Q13), while income tax amounted to $454 (+$26 or 5.4% vs. 3Q13).

			Variation
	3Q14	3Q13	$	%
Revenues	8,598	7,114	1,484	20.9
Other income	10	13	(3)	(23.1)
Operating costs without depreciation and amortization	(6,545)	(5,205)	(1,340)	25.7

Operating income before depreciation and amortization	2,063	1,922	141	7.3
Depreciation and amortization	(843)	(731)	(112)	15.3
Gain on disposal of PP&E	1	4	(3)	(75.0)

Operating income	1,221	1,195	26	2.2
Financial results, net	80	161	(81)	(50.3)

Income before income tax expense	1,301	1,356	(55)	(4.1)
Income tax expense	(454)	(480)	26	(5.4)

Net income	847	876	(29)	(3.3)

Attributable to:
Nortel (Controlling Company)	465	470	(5)	(1.1)
Non-controlling interest	382	406	(24)	(5.9)

	847	876	(29)	(3.3)

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	44.53	45.01	(0.48)	(1.1)
Class “B” Preferred Shares	154.80	156.47	(1.67)	(1.1)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

VII

NORTEL INVERSORA S.A.

During 3Q14 consolidated revenues increased 20.9% (+$1,484 vs. 3Q13) amounting to $8,598, mainly fueled by mobile services (including handset sales), Broadband and data transmission in the Fixed Services segment.

			Variation
	3Q14	3Q13	$	%
Services
Voice – Retail	723	672	51	7.6
Voice – Wholesale	228	204	24	11.8
Internet	842	636	206	32.4
Data	380	248	132	53.2

Subtotal Fixed Services	2,173	1,760	413	23.5

Voice – Retail	1,235	1,200	35	2.9
Voice – Wholesale	480	453	27	6.0
Internet	869	557	312	56.0
Data	2,015	1,969	46	2.3

Subtotal Personal Mobile Services	4,599	4,179	420	10.1

Voice – Retail	155	96	59	61.5
Voice – Wholesale	40	22	18	81.8
Internet	114	69	45	65.2
Data	84	77	7	9.1

Subtotal Núcleo Mobile Services	393	264	129	48.9

Total services revenues	7,165	6,203	962	15.5

Equipment
Fixed Services	13	19	(6)	(31.6)
Personal Mobile Services	1,400	874	526	60.2
Núcleo Mobile Services	20	18	2	11.1

Total equipment revenues	1,433	911	522	57.3

Total revenues	8,598	7,114	1,484	20.9

Consolidated operating costs –including depreciation, amortization and gain on disposal of PP&E– amounted to $7,387 in 3Q14, which represented an increase of $1,455 or 24.5% vs. 3Q13. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Matters, the increase in the cost of equipment and handsets, the increase in taxes and fees with the Regulatory Matters, the increase of VAS costs, the effect of the appreciation of the Guaraní respect to the argentine peso (50% vs. 3Q13), affecting the operations in Paraguay, a decrease of $128 in provisions charges and an increase of $123 in agent commissions capitalized as SAC, which partially mitigated the increase in operating costs.

			Variation
	3Q14	3Q13	$	%
Employee benefit expenses and severance payments	(1,466)	(1,124)	(342)	30.4
Interconnection costs and other telecommunication charges	(516)	(380)	(136)	35.8
Fees for services, maintenance, materials and supplies	(884)	(665)	(219)	32.9
Taxes and fees with the Regulatory Authority	(837)	(711)	(126)	17.7
Commissions	(941)	(732)	(209)	28.6
Agent commissions capitalized as SAC	272	149	123	82.6
Cost of equipment and handsets	(1,252)	(940)	(312)	33.2
Cost of equipment and handsets capitalized as SAC	26	59	(33)	(55.9)
Advertising	(171)	(166)	(5)	3.0
Cost of VAS	(273)	(202)	(71)	35.1
Provisions	—	(128)	128	(100.0)
Bad debt expenses	(94)	(56)	(38)	67.9
Other operating expenses	(409)	(309)	(100)	32.4

Subtotal	(6,545)	(5,205)	(1,340)	25.7
Depreciation of PP&E	(634)	(492)	(142)	28.9
Amortization of SAC and service connection charges	(203)	(233)	30	(12.9)
Amortization of other intangible assets	(6)	(6)	—	—
Gain on disposal of PP&E	1	4	(3)	(75.0)

Total operating costs	(7,387)	(5,932)	(1,455)	24.5

CAPEX amounted to $1,554 in 3Q14 and amounted to $1,342 in 3Q13 (+$212 or 15.8%).

In 3Q14 the operating income before depreciation and amortization generated by equipment and handset sales (including SAC activations) amounted to $207 (+$177 or 590% vs. 3Q13). The operating income before depreciation and amortization generated by services sales amounted to $1,856 (-$36 or 1.9% vs. 3Q13).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

VIII

NORTEL INVERSORA S.A.

4.	Summary of comparative consolidated statements of financial position

	September 30,
	2014	2013	2012	2011
Current assets	8,645	10,100	5,898	4,561
Non-current assets	16,423	11,848	10,270	9,090

Total assets	25,068	21,948	16,168	13,651

Current liabilities	8,844	7,649	5,126	5,076
Non-current liabilities	2,129	2,052	1,727	1,391

Total liabilities	10,973	9,701	6,853	6,467

Equity attributable to Nortel (Controlling Company)	7,820	6,645	5,011	3,695
Equity attributable non-controlling interest	6,275	5,602	4,304	3,489

Total Equity	14,095	12,247	9,315	7,184

Total liabilities and equity	25,068	21,948	16,168	13,651

Net financial position
Financial assets	4,206	5,886	2,843	2,235
Financial debts	(292)	(214)	(138)	(146)
Net financial assets	3,914	5,672	2,705	2,089

5.	Summary of comparative consolidated income statements

	3Q14	3Q13	3Q12	3Q11	9M14	9M13	9M12	9M11
Revenues and other income	8,608	7,127	5,652	4,780	24,223	19,853	16,041	13,381
Operating costs	(7,387)	(5,932)	(4,734)	(3,852)	(20,394)	(16,605)	(13,248)	(10,535)

Operating income	1,221	1,195	918	928	3,829	3,248	2,793	2,846
Financial results, net	80	161	48	22	242	375	117	(32)

Income before income tax expense	1,301	1,356	966	950	4,071	3,623	2,910	2,814
Income tax expense	(454)	(480)	(339)	(341)	(1,393)	(1,279)	(1,040)	(1,009)

Net income	847	876	627	609	2,678	2,344	1,870	1,805
Other comprehensive income, net of tax	—	54	26	(12)	233	83	47	48

Total comprehensive income	847	930	653	597	2,911	2,427	1,917	1,853

Attributable to Nortel (Controlling Company)	466	490	345	323	1,549	1,289	1,000	956
Attributable to non-controlling interest	381	440	308	274	1,362	1,138	917	897

6.	Statistical data (in physical units)

•	Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	9M14		9M13		9M12		9M11		9M10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,538	10	3,575	(248)	3,805	1	3,802	(2)	3,835	1
NGN lines	1,195	11	1,139	31	1,005	18	974	51	821	44
Installed lines (a)	4,733	21	4,714	(217)	4,810	19	4,776	49	4,656	45
Lines in service (b)	4,106	3	4,124	10	4,140	(8)	4,132	13	4,087	21
Customers lines (c)	4,028	3	4,043	10	4,056	(8)	4,047	14	3,998	23
Public phones installed	31	—	34	(1)	38	(1)	41	(1)	46	(1)
Lines in service per 100 inhabitants (d)	20.2	—	20.4	—	20.7	—	20.8	0.1	20.7	0.1
Lines in service per employee (e)	370	(1)	373	—	369	(1)	372	—	370	2

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

	9M14		9M13		9M12		9M11		9M10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Total ADSL subscribers	1,750	24	1,669	35	1,612	18	1,505	48	1,330	56

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

IX

NORTEL INVERSORA S.A.

•	Mobile services

Personal (in thousands, except customers per employee in units)

	9M14		9M13		9M12		9M11		9M10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,210	(93)	2,450	12	2,353	57	2,093	105	1,724	64
“Cuentas claras” plans	3,915	62	3,749	106	3,341	109	2,978	91	2,767	30
Prepaid subscribers	13,451	44	13,374	469	12,731	17	12,282	157	11,236	509
Dongles (*)	191	(22)	282	(39)	484	3	433	41	261	51

Total subscribers	19,767	(9)	19,855	548	18,909	186	17,786	394	15,988	654

Lines per employee	3,935	—	3,839	—	3,682	—	3,779	—	3,958	—

Núcleo (in thousands, except customers per employee in units)

	9M14		9M13		9M12		9M11		9M10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	30	1	30	1	29	—	28	1	25	1
“Plan control” subscribers	311	3	290	12	249	11	213	6	180	10
Prepaid subscribers	1,943	39	1,925	19	1,860	11	1,739	75	1,604	—
Dongles (*)	136	(5)	157	(5)	125	6	90	14	36	10

Subtotal mobile	2,420	38	2,402	27	2,263	28	2,070	96	1,845	21
Internet subscribers—Wimax	5	—	5	(1)	7	—	8	(1)	10	(1)

Total subscribers	2,425	38	2,407	26	2,270	28	2,078	95	1,855	20

Lines per employee (**)	5,817	—	5,547	—	5,214	—	4,917	—	4,446	—

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

7.	Consolidated ratios

	9M14	9M13	9M12	9M11
Liquidity (1)	0.98	1.32	1.15	0.90
Solvency (2)	1.28	1.26	1.36	1.11
Locked-up capital (3)	0.66	0.54	0.64	0.67

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

8.	Outlook

Regarding fixed line services, it is expected to end this fiscal year influenced by the maturity of the market and the replacement of the fixed-service for the mobile-service. Broadband business, however, continue to capture market opportunities in a very competitive market by increasing our subscriber base.

For the remaining of 2014 Personal will continue to work on the mass of the mobile Internet experience, assuming the responsibility over quality of services with the continuity of the technological upgrading of the national network. The recent auction of additional spectrum launched by the Regulatory Authority is a fundamental step for the resolution of one of the national mobile industry’s critical needs that will allow quality services improvement and the launch of new services in next fiscal years. Personal has been prequalified to participate in the spectrum auction and has done it successfully. Additionally, we continue to invest in equipment and infrastructure, working with the Regulatory Authority in order to enable the municipalities to install the necessary sites to improve the network coverage of all operators.

Coverage expansion and speed access improvement to 3G and HSPA+ networks with the more complete portfolio of advanced mobile devices will continue to be the drivers to our revenues through proposals of value. The opportunity to grow in capacity data will come from the network evolution to 4G technology, once the spectrum that the Government has auctioned is available and our investment plans in such technology are developed.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

X

NORTEL INVERSORA S.A.

During 9M14 some changes to the economic policy of the Government which, among other things, sought to improve public finances, competitiveness of the country, the BCRA reserves and lower inflation rates were introduced. These changes have depreciated the argentine peso against the U.S. dollar and new inflation rates calculated by the INDEC using a new methodology have been determined, impacting directly over the pricing policies, the cost and investment structures of the companies, the levels of employment and consumption of the population and of our customers in particular. In addition, certain foreign courts’ rulings, issued at lawsuits filed by bond holders (the so called “holdouts”) who did not participate in the debt restructuring offered by the Argentine Government in 2005 and 2010 (which restructuring was accepted by approximately 93% of the bond holders), prevented restructured sovereign bond holders from receiving earnings from those securities. Such events have provoked a complex legal and financial situation, which has hindered public and private financing. Also, on October 29, 2014, the Executive Branch announced that it will introduce a bill in Congress which, if passed, would comprehensively modify the rules that govern the provision of the Telecom Group’s services.

The Telecom Group’s Management will continue to monitor these macroeconomic and regulatory variables of our industry to achieve its strategic objectives of improving quality of service, strengthening its market position and increasing its operational efficiency to meet the growing demands of the dynamic telecommunication market without neglecting the return on investment for the shareholders. The investment plans of the Telecom Group are based on the Telecom Group’s commitment to its country and its people.

Patrizio Graziani
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2014

XI

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		September 30,	December 31,
	Note	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	2	2,796	5,301
Investments	2	352	123
Trade receivables	2	3,715	2,986
Other receivables	2	690	654
Inventories	2	1,092	772

Total current assets		8,645	9,836

Non-Current Assets
Trade receivables	2	15	21
Deferred income tax assets	2	282	130
Other receivables	2	250	242
Investments	2	1,059	243
Property, plant and equipment (“PP&E”)	2	13,114	11,226
Intangible assets	2	1,703	1,519

Total non-current assets		16,423	13,381

TOTAL ASSETS		25,068	23,217

LIABILITIES
Current Liabilities
Trade payables	2	5,853	6,131
Deferred revenues	2	477	423
Financial debt	2	32	15
Salaries and social security payables	2	844	742
Income tax payables	2	715	801
Other taxes payables	2	675	696
Dividends payables	2	26	—
Other liabilities	2	53	54
Provisions	6	169	224

Total current liabilities		8,844	9,086

Non-Current Liabilities
Trade payables	2	—	1
Deferred revenues	2	448	453
Financial debt	2	260	220
Salaries and social security payables	2	151	118
Deferred income tax liabilities	2	—	126
Income tax payables	2	9	10
Other liabilities	2	89	68
Provisions	6	1,172	1,033

Total non-current liabilities		2,129	2,029

TOTAL LIABILITIES		10,973	11,115

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Nortel (Controlling Company)		7,820	6,603
Equity attributable to non-controlling interest		6,275	5,499

TOTAL EQUITY	7	14,095	12,102

TOTAL LIABILITIES AND EQUITY		25,068	23,217

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2014	2013	2014	2013
Revenues	2	8,598	7,114	24,183	19,827
Other income	2	10	13	40	26

Total revenues and other income		8,608	7,127	24,223	19,853

Employee benefit expenses and severance payments	2	(1,466)	(1,124)	(4,005)	(2,998)
Interconnection costs and other telecommunication charges	2	(516)	(380)	(1,536)	(1,386)
Fees for services, maintenance, materials and supplies	2	(884)	(665)	(2,488)	(1,884)
Taxes and fees with the Regulatory Authority	2	(837)	(711)	(2,403)	(1,959)
Commissions	2	(669)	(583)	(1,787)	(1,607)
Cost of equipments and handsets	2	(1,226)	(881)	(3,119)	(2,169)
Advertising	2	(171)	(166)	(512)	(452)
Cost of VAS	2	(273)	(202)	(679)	(503)
Provisions	6	—	(128)	(102)	(225)
Bad debt expenses	2	(94)	(56)	(327)	(221)
Recovery of restructuring costs	2	—	—	—	8
Other operating expenses	2	(409)	(309)	(1,093)	(918)
Depreciation and amortization	2	(843)	(731)	(2,354)	(2,130)
Gain on disposal of PP&E and impairment of PP&E	2	1	4	11	(161)

Operating income		1,221	1,195	3,829	3,248
Finance income	2	250	392	1,321	857
Finance expenses	2	(170)	(231)	(1,079)	(482)

Income before income tax expense		1,301	1,356	4,071	3,623
Income tax expense	2	(454)	(480)	(1,393)	(1,279)

Net income for the period		847	876	2,678	2,344

Attributable to:
Nortel (Controlling Company)		465	470	1,464	1,259
Non-controlling interest		382	406	1,214	1,085

		847	876	2,678	2,344

Earnings per share attributable to Nortel – basic and diluted	1.d
Ordinary shares		44.53	45.01	140.20	120.57
Class “B” Preferred Shares		154.80	156.47	487.37	419.13

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
Net income for the period	847	876	2,678	2,344

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	(1)	54	232	83
NDF effects classified as hedges, net of tax	1	—	1	—

Other components of the comprehensive income, net of tax	—	54	233	83

Total comprehensive income for the period	847	930	2,911	2,427

Attributable to:
Nortel (Controlling Company)	466	490	1,549	1,289
Non-controlling interest	381	440	1,362	1,138

	847	930	2,911	2,427

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel (Controlling Company)
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future dividends payments	Special reserve for IFRS implemen- tation	Currency translation adjustment	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2013	53	15	108	15	—	180	3,359	—	57	1,670	5,457	4,706	10,163
Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Special reserve for IFRS implementation (4)	—	—	—	—	—	—	—	204	—	(204)	—	—	—
Voluntary reserve for future dividends payments (4)	—	—	—	—	—	—	1,466	—	—	(1,466)	—	—	—
Subsidiary treasury shares acquisition effect (2)	—	—	—	—	(101)	—	—	—	—	—	(101)	(209)	(310)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	1,259	1,259	1,085	2,344
Other comprehensive income	—	—	—	—	—	—	—	—	30	—	30	53	83

Total Comprehensive Income	—	—	—	—	—	—	—	—	30	1,259	1,289	1,138	2,427

Balances as of September 30, 2013	53	15	108	15	(101)	180	4,825	204	87	1,259	6,645	5,602	12,247

Balances as of January 1, 2014	53	15	108	15	(155)	180	4,360	204	103	1,720	6,603	5,499	12,102

Dividends from Núcleo (5)	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Voluntary reserve for future dividends payments (6)	—	—	—	—	—	—	1,720	—	—	(1,720)	—	—	—
Dividends from Telecom Argentina (7)									—	—	—	(534)	(534)
Dividends (8)	—	—	—	—	—	—	(332)	—	—	—	(332)	—	(332)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	1,464	1,464	1,214	2,678
Other comprehensive income	—	—	—	—	—	—	—	—	85	—	85	148	233

Total Comprehensive Income	—	—	—	—	—	—	—	—	85	1,464	1,549	1,362	2,911

Balances as of September 30, 2014	53	15	108	15	(155)	180	5,748	204	188	1,464	7,820	6,275	14,095

(1)	As of September 30, 2014 and 2013 all shares of common stock and Series “B” Preferred shares were issued and fully paid.
(2)	See Note 7 – Equity to these consolidated financial statements.
(3)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.
(4)	As approved by the Ordinary and Extraordinary Shareholders´ Meeting held on April 26, 2013.
(5)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.
(6)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2014.
(7)	As approved by the Ordinary Shareholders’ Meeting of Telecom Argentina held on May 21, 2014 (second tranche).
(8)	As approved by the Company’s Board of Directors Meeting held on May 28, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Nine-month periods ended September 30,
	Note	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		2,678	2,344
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		402	311
Depreciation of PP&E	2	1,740	1,447
Amortization of intangible assets	2	614	683
Consumption of materials	2	161	111
Gain on disposal of PP&E	2	(11)	(11)
Impairment of PP&E	2	—	172
Recovery of restructuring costs	6	—	(8)
Provisions	6	202	294
Interest and other financial losses		(417)	(90)
Income tax expense	2	1,393	1,279
Income tax paid	3	(1,783)	(1,227)
Net increase in assets	3	(1,510)	(1,558)
Net increase in liabilities	3	146	1,207

Total cash flows provided by operating activities	3	3,615	4,954

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(3,793)	(2,209)
Intangible assets acquisitions	3	(774)	(615)
Proceeds from the sale of PP&E		12	15
Investments not considered as cash and cash equivalents	3	(1,032)	(560)

Total cash flows used in investing activities		(5,587)	(3,369)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	—	203
Payment of financial debt	3	(10)	(152)
Payment of interest	3	(24)	(14)
Payment of cash dividends and related tax withholdings	3	(948)	(16)
Subsidiary treasury shares acquisition	3 / 7	—	(310)

Total cash flows used in financing activities		(982)	(289)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		449	116

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(2,505)	1,422
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		5,301	3,168

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		2,796	4,590

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 AND 2013

(In millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS: Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ARSAT (Empresa Argentina de Soluciones Satelitales S.A.): the Satellital Solutions National Argentine Company.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): the Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC: Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-deliverable forward.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

NORTEL INVERSORA S.A.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A. Personal sold its equity interest in Springville on February 19, 2014.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

NORTEL INVERSORA S.A.

NOTE 1 –	BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation and significant accounting policies

These consolidated financial statements have been prepared in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2013 annual consolidated financial statements which can be consulted at the Company’s website (www.nortelsa.com.ar/inversores).

Entities included in consolidation and the respective equity interest owned by Nortel and Telecom Argentina as of September 30, 2014 is presented as follows:

Company	Percentage of capital stock owned by Nortel and voting rights	Percentage of capital stock owned by Telecom Argentina and voting rights	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom Argentina	(c) 55.60%			11.08.90	Fixed Services
Personal	0.01%	99.99%	Telecom Argentina	07.06.94	Personal Mobile Services
Micro Sistemas (a)	0.01%	99.99%	Telecom Argentina	12.31.97	Fixed Services
Telecom USA		100.00%	Telecom Argentina	09.12.00	Fixed Services
Núcleo (b)		67.50%	Personal	02.03.98	Núcleo Mobile Services

(a)	Dormant entity as of September 30, 2014 and December 31, 2013 and for the nine-month periods ended September 30, 2014 and 2013, respectively.
(b)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(c)	Corresponds to Nortel’s equity interest in Telecom Argentina as of September 30, 2014, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of September 30, 2014.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual financial statements. As from January 1, 2014 certain amendments to IAS 32 have come into effect, clarifying the meaning of “currently has a legally enforceable right to compensation” and how compensation requirements which offset gross amounts that do not operate simultaneously should be applied. The Telecom Group mainly offset financial assets and liabilities that relate to Interconnection transactions, TLRD and Roaming with other national and foreign operators. See Note 2.ac). The application of these new provisions has not had a significant impact on these consolidated financial statements.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended September 30, 2014 was approved by resolution of the Board of Directors’ meeting held on November 3, 2014.

b) Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/paid settled within twelve months after the period-end;

NORTEL INVERSORA S.A.

•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

Also, some reclassifications to the comparative figures of the consolidated statements of cash flows have been included in the lines total cash flows provided by operating activities, total cash flows used in investing activities and net foreign exchange differences on cash and cash equivalents with the purpose of improving the information comparability.

c) Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d) Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the periods indicated:

	Nine-month periods ended September 30,
	2014	2013
Numerator:
Net income attributable to Nortel	1,464	1,259
Net income available to Class “B” Preferred Shares	(716.66)	(616.31)
Net income available to common shares	747.34	642.69
Denominator:
Number of common shares outstanding	5,330,400	5,330,400

Basic and diluted net income per common share	140.20	120.57

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	716.66	616.31
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455

Basic and diluted net income per Class “B” Preferred Share	487.37	419.13

NORTEL INVERSORA S.A.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CURRENT ASSETS

	September 30,	December 31,
	2014	2013
a) Cash and cash equivalents
Cash	15	12
Banks	363	344
Time deposits	1,629	3,990
Mutual funds	789	955

	2,796	5,301

b) Investments
Investments over 90 days maturity	173	—
Argentine companies notes	112	86
Government bonds	44	2
Provincial government bonds	23	35

	352	123

c) Trade receivables
Fixed Services	1,089	950
Personal Mobile Services	2,786	2,170
Núcleo Mobile Services	126	105

Subtotal	4,001	3,225
Allowance for doubtful accounts	(286)	(239)

	3,715	2,986

Movements in the allowance for current doubtful accounts are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	(239)	(202)
Additions – bad debt expenses	(321)	(283)
Uses	276	249
Currency translation adjustments	(2)	(3)

At the end of the period/year	(286)	(239)

	September 30,	December 31,
	2014	2013
d) Other receivables
Prepaid expenses	352	276
Expenditure reimbursement	84	91
Prepaid expenses related parties (Note 5.c)	58	76
Tax credits	46	39
Restricted funds	18	26
Tax on personal property – on behalf of shareholders’	15	19
Investment reimbursement	10	—
Guarantee deposits	8	5
Receivables for suppliers indemnities	7	6
Receivables for return of handsets under warranty	6	9
NDF	—	42
Other	109	83

Subtotal	713	672
Allowance for other receivables	(23)	(18)

	690	654

Movements in the allowance for other receivables are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	(18)	(15)
Additions (*)	(6)	(3)
Uses	1	—

At the end of the period/year	(23)	(18)

(*)	Included in Bad debt expenses as of September 30, 2014.

NORTEL INVERSORA S.A.

	September 30,	December 31,
	2014	2013
e) Inventories
Mobile handsets	1,199	849
Fixed telephones and equipment	9	8

Subtotal	1,208	857
Allowance for obsolescence of inventories	(116)	(85)

	1,092	772

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	(85)	(8)
Additions—Fees for services, maintenance and materials	(70)	(109)
Uses	39	32

At the end of the period/year	(116)	(85)

Sale and cost of equipment and handsets by business segment is as follows:

	Three month periods ended September 30		Nine month periods ended September 30
	2014	2013	2014	2013
	Profit (loss)
Sales of equipment and handsets – Fixed Services	13	19	44	49
Cost of equipment and handsets – Fixed Services	(15)	(15)	(50)	(49)

Total equipment loss – Fixed Services	(2)	4	(6)	—

Sales of equipment and handsets – Personal Mobile Services	1,400	874	3,515	2,109
Cost of equipment and handsets – Personal Mobile Services	(1,202)	(896)	(3,052)	(2,257)
Deferred Costs SAC – Personal Mobile Services	17	51	53	200

Total equipment income – Personal Mobile Services	215	29	516	52

Sales of equipment and handsets – Núcleo Mobile Services	20	18	56	55
Cost of equipment and handsets – Núcleo Mobile Services	(35)	(29)	(100)	(86)
Deferred Costs SAC – Núcleo Mobile Services	9	8	30	23

Total equipment loss – Núcleo Mobile Services	(6)	(3)	(14)	(8)

Total equipment and handsets sale	1,433	911	3,615	2,213
Total cost of equipment and handsets (net of SAC capitalization)	(1,226)	(881)	(3,119)	(2,169)

Total income for sale of equipment and handsets	207	30	496	44

NON-CURRENT ASSETS

	September 30,	December 31,
	2014	2013
f) Trade receivables
Fixed Services	10	19
Núcleo Mobile Services	5	2

	15	21

g) Other receivables
Prepaid expenses	123	100
Credit on SC Resolution No. 41/07 and IDC	85	85
Prepaid expenses related parties (Note 5.c)	49	88
Tax on personal property – on behalf of shareholders’	31	30
Tax credits	26	20
Investment reimbursement	27	—
Restricted funds	25	37
Other	17	14

Subtotal	383	374
Allowance for regulatory matters	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(31)	(30)
Allowance for other tax credits	(17)	(17)

	250	242

Movements in the allowance for regulatory matters are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	(85)	(85)
Additions	—	—

At the end of the period/year	(85)	(85)

NORTEL INVERSORA S.A.

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	(30)	(30)
Additions	(1)	—

At the end of the period/year	(31)	(30)

Movements in the allowance for tax credits are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	(17)	—
Additions	—	(17)

At the end of the period/year	(17)	(17)

	September 30,	December 31,
	2014	2013
h) Investments
Government bonds	1,014	219
Provincial and municipal government bonds	44	13
2003 Telecommunications Fund	1	1
Argentine companies notes	—	10

	1,059	243

i) PP&E
Land, buildings and installations	984	963
Computer equipment and software	1,344	1,476
Switching and transmission equipment (i)	3,096	2,558
Mobile network access and external wiring	3,847	3,091
Construction in progress	2,816	2,436
Other tangible assets	419	377

Subtotal PP&E	12,506	10,901
Materials	788	502

Subtotal PP&E and materials	13,294	11,403
Valuation allowance for materials	(25)	(21)
Impairment of PP&E	(155)	(156)

Total PP&E	13,114	11,226

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	11,403	9,049
CAPEX	3,035	3,964
Materials	439	363

Total PP&E additions	3,474	4,327
Currency translation adjustments	321	194
Consumption of materials	(161)	(147)
Decrease	(2)	(22)
Depreciation of the period/year	(1,741)	(1,998)

At the end of the period/year	13,294	11,403

Movements in the valuation allowance for materials are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	(21)	(14)
Additions—fees for services, maintenance, and materials	(4)	(7)

At the end of the period/year	(25)	(21)

NORTEL INVERSORA S.A.

Movements in the impairment of PP&E are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	(156)	—
Additions (i)	—	(172)
Uses (ii)	1	16

At the end of the period/year	(155)	(156)

(i)	Included in Gain on disposal and impairment of PP&E as of December 31, 2013.
(ii)	As of September 30, 2014, 1 was included in Depreciation of PP&E. As of December 31, 2013, 1 was included in Gain on disposal and impairment of PP&E and 15 in Depreciation of PP&E.

	September 30,	December 31,
	2014	2013
j) Intangible assets
Licenses	589	589
SAC – mobile services	716	541
SAC – fixed services	82	64
Rights of use and exclusivity	216	227
Service connection or habilitation charges	98	96
Other intangible assets	2	2

	1,703	1,519

Movements in Intangible assets are as follows:

	September 30,	December 31,
	2014	2013
	(9 months)	(12 months)
At the beginning of the year	1,519	1,514
CAPEX	784	887
Currency translation adjustments	14	8
Amortization of the period/year	(614)	(890)

At the end of the period/year	1,703	1,519

CURRENT LIABILITIES
	September 30,	December 31,
	2014	2013
k) Trade payables
For the acquisition of other assets and services	2,187	2,237
For the acquisition of PP&E	1,700	2,271
For the acquisition of Inventory	1,586	1,399

Subtotal suppliers	5,473	5,907
Agent commissions	380	224

	5,853	6,131

l) Deferred revenues
On prepaid calling cards	340	293
On customer loyalty programs	60	51
On international capacity rental	39	42
On connection fees – Fixed Services	34	34
From CONATEL – Núcleo Mobile Services	4	3

	477	423

m) Financial debt—Núcleo
Bank loans	30	10
Accrued interest	2	5

	32	15

n) Salaries and social security payables
Vacation and bonuses	571	484
Social security payables	185	191
Termination benefits	88	67

	844	742

o) Income tax payables
Income tax payables	1,734	1,987
Income tax retentions and payments in advance	(1,022)	(1,189)
Law No. 26,476 Tax Regularization Regime	3	3

	715	801

NORTEL INVERSORA S.A.

	September 30,	December 31,
	2014	2013
p) Other taxes payables
VAT, net	209	143
Tax on SU	94	91
Tax withholdings	104	130
Internal taxes	74	73
Turnover tax	69	81
Regulatory fees	62	56
Tax withholdings on dividends of Telecom Argentina and Nortel (Note 3)	11	66
Municipal taxes	25	24
Perception Decree No.583/10 ENARD	12	12
Tax on personal property – on behalf of shareholders	15	20

	675	696

q) Dividends payables
Related parties (Note 5.c)	26	—

	26	—

r) Other liabilities
Compensation for directors and members of the Supervisory Committee	32	25
Legal fees	12	12
Guarantees received	9	13
Other	—	4

	53	54

NON-CURRENT LIABILITIES
s) Trade payables
For the acquisition of PP&E	—	1

	—	1

t) Deferred revenues
On international capacity rental	280	301
On customer loyalty programs	89	75
On connection fees – Fixed Services	68	66
From CONATEL– Núcleo Mobile Services	11	11

	448	453

u) Financial debt—Núcleo
Bank loans	260	220

	260	220

v) Salaries and social security payables
Termination benefits	132	111
Bonuses	19	7

	151	118

w) Income tax payables
Law No. 26,476 Tax Regularization Regime	9	10

	9	10

x) Other liabilities
Pension benefits	87	64
Suppliers guarantees on third parties claims	2	4

	89	68

y) Deferred income tax asset and liability

The Telecom Group and the Company’s deferred income tax asset and liability consist of the following:

	As of September 30, 2014						As of December 31, 2013
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carryforwards	—	—	—	—	—	—	(2)	(1)
Allowance for doubtful accounts	—	(51)	(77)	(8)	(1)	(137)	(98)	(4)
Provisions	—	(304)	(154)	—	—	(458)	(433)	—
Government bonds valuation differences	—	—	(243)	—	—	(243)	(29)	—
PP&E	—	—	—	(14)	—	(14)	—	(12)
Inventories	—	—	(81)	—	—	(81)	(48)	—
Termination benefits	—	(68)	—	—	—	(68)	(58)	—
Other deferred tax assets, net	—	(145)	—	—	—	(145)	(133)	—
Allowance for deferred tax assets	—	—	—	—	—	—	27	1

Total deferred tax assets	—	(568)	(555)	(22)	(1)	(1,146)	(774)	(16)

PP&E and intangible assets	—	390	369	—	—	759	716	—
Cash dividends from foreign companies	—	—	93	5	—	98	66	4
Other deferred tax liabilities, net	—	—	6	—	—	6	—	—

Total deferred tax liabilities	—	390	468	5	(1)	864	782	4

Net deferred tax liabilities / (assets)	—	(178)	(87)	(17)	—	(282)	8	(12)

Net deferred tax liabilities / (assets) as of December 31, 2013	(2)	(116)	126	(12)	—	(4)

NORTEL INVERSORA S.A.

z) Aging of assets and liabilities as of September 30, 2014

Date due	Cash and cash equivalents		Investments		Trade receivables		Deferred income tax assets	Other receivables
Total due	—		—		787	(c)	—	—
Not due
Fourth quarter 2014	2,796		304		2,420		—	447
First quarter 2015	—		46		243		—	88
Second quarter 2015	—		1		175		—	93
Third quarter 2015	—		1		90		—	62
October 2015 thru September 2016	—		432		8		—	174
October 2016 thru September 2017	—		594		3		—	38
October 2017 and thereafter	—		32		4		—	38
Not date due established	—		1		—		282	—

Total not due	2,796		1,411		2,943		282	940

Total	2,796		1,411		3,730		282	940

Balances bearing interest	1,689		1,410		817		—	—
Balances not bearing interest	1,107		1		2,913		282	940

Total	2,796		1,411		3,730		282	940

Average annual interest rate (%)	(a	)	(b	)	(d	)	—	—

(a)	72 are assets in argentine pesos and bear 20.25% and 1,617 are assets in foreign currency and bear between 0.21% and 1.09%.
(b)	179 are assets in argentine pesos (21 bear between 15% and 23.8% and 158 are dollar-linked bonds bearing between 1.95% and 5.0%) and 1,231 are assets in foreign currency and bear between 0.29% and 7% (average 6.09%).
(c)	From due trade receivables 66 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks and 266 bear 50% over the Banco de la Nación Argentina notes payable discount rate.
(d)	From not due trade receivables 15 bear 37%, 31 are assets in foreign currency and bear 8.3%, 415 bear 37.5% and 24 bear 36%.

Date due	Trade payables		Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Other taxes payables	Dividends payables	Other liabilities
Total due	(e) 229		—	—	—	—	—	—	—
Not due
Fourth quarter 2014	5,611		377	5	425	1	659	26	10
First quarter 2015	13		33	9	304	1	—	—	—
Second quarter 2015	—		32	4	98	712	16	—	32
Third quarter 2015	—		35	14	17	1	—	—	11
October 2015 thru September 2016	—		136	57	65	3	—	—	4
October 2016 thru September 2017	—		59	112	40	3	—	—	1
October 2017 and thereafter	—		253	91	46	3	—	—	84

Total not due	5,624		925	292	995	724	675	26	142

Total	5,853		925	292	995	724	675	26	142

Balances bearing interest	38		—	292	—	16	—	—	—
Balances not bearing interest	5,815		925	—	995	708	675	26	142

Total	5,853		925	292	995	724	675	26	142

Average annual interest rate (%)	(f	)	—	9,3%	—	9%	—	—	6%

(e)	As of the date of these consolidated financial statements, 50 were cancelled.
(f)	From not due trade payables, 36 bear 9% and 2 bear 6%.

aa) Foreign currency assets and liabilities

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of September 30, 2014 and December 31, 2013.

09.30.14
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	404	8.33	3,362
G	141,644	0.002	259
EURO	4	10.51	44

Total assets			3,665

Liabilities
US$	(409)	8.43	(3,437)
G	(282,083)	0.002	(516)
EURO	(12)	10.66	(121)
SDR	—	12.50	(3)

Total liabilities			(4,077)

Net liabilities (iii)			(412)

(i)	US$ = United States dollar; G= Guaraníes; SDR = Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Comprised of net financial liability in US$ equivalent to (75), a net financial liability in EURO equivalent to (77), a net financial liability in G equivalent to (257) and a net financial liability in SDR equivalent to (3).

NORTEL INVERSORA S.A.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of September 30, 2014, entered into several NDF contracts to purchase a total amount of US$108 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $159 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $368 as of September 30, 2014. These instruments cover completely the net liability position in foreign currency of the Company and the Telecom Group as of September 30, 2014.

12.31.13
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	316	6.481	2,046
G	114,349	0.002	160
EURO	1	8.939	13

Total assets			2,219

Liabilities
US$	(500)	6.521	(3,262)
G	(281,392)	0.002	(396)
EURO	(17)	9.011	(153)

Total liabilities			(3,811)

Net liabilities (iii)			(1,592)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Comprised of net financial liabilities in US$ equivalent to (1,216), in EURO equivalent to (140) and in G equivalent to (236).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2013, entered into several NDF contracts to purchase a total amount of US$138 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $78 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $300 as of December 31, 2013. The portion of the net liability position in foreign currency not covered by these instruments amounted to $320 as of December 31, 2013.

ab) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of September 30, 2014 and December 31, 2013:

	As of September 30, 2014		As of December 31, 2013
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds	1,058	1,841	221	313
Provincial and municipal government bonds in pesos (**)	10	10	35	35
Provincial and municipal government bonds (dollar linked)	57	62	13	15
Argentine companies notes in pesos	10	10	31	31
Argentine companies notes (dollar linked)	102	115	65	71

Total	1,237	2,038	365	465

(*)	According to IFRS selling costs are not deducted.
(**)	Without quotation available in the market as of September 30, 2014. It is considered that the book value approximates to fair value as these bonds were incorporated in a date close to period end and were not operated as of September 30, 2014.

ac) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of September 30, 2014 and December 31, 2013 is as follows:

	As of September 30, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and non-current assets (liabilities) – Gross value	4,859	268	(6,983)	(61)	(996)
Compensation	(1,129)	(8)	1,130	6	1

Current and non-current assets (liabilities) – Book value	3,730	260	(5,853)	(55)	(995)

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and non-current assets (liabilities) – Gross value	4,697	289	(7,851)	(66)	(861)
Compensation	(1,690)	(38)	1,719	8	1

Current and non-current assets (liabilities) – Book value	3,007	251	(6,132)	(58)	(860)

(1)	Only includes financial assets and financial liabilities according to IFRS 7.

NORTEL INVERSORA S.A.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
ad) Total revenues and other income	Profit (loss)
Services
Voice – Retail	723	672	2,109	1,969
Voice – Wholesale	228	204	681	580
Internet	842	636	2,345	1,827
Data	380	248	1,063	689

Subtotal Fixed Services	2,173	1,760	6,198	5,065

Voice – Retail (*)	1,235	1,200	3,830	3,538
Voice – Wholesale	480	453	1,456	1,419
Internet (*)	869	557	2,294	1,472
Data (*)	2,015	1,969	5,692	5,333

Subtotal Personal Mobile Services	4,599	4,179	13,272	11,762

Voice – Retail	155	96	435	273
Voice – Wholesale	40	22	94	87
Internet	114	69	321	193
Data	84	77	248	234

Subtotal Núcleo Mobile Services	393	264	1,098	787

Total service revenues (a)	7,165	6,203	20,568	17,614

Equipment
Fixed Services – excluding networks construction contracts	13	19	39	49
Fixed Services – networks construction contracts	—	—	5	—
Personal Mobile Services	1,400	874	3,515	2,109
Núcleo Mobile Services	20	18	56	55

Total equipment revenues (b)	1,433	911	3,615	2,213

Total revenues (a) + (b)	8,598	7,114	24,183	19,827

Other income
Fixed Services	7	6	24	18
Personal Mobile Services	3	1	16	2
Núcleo Mobile Services	—	6	—	6

Total other income (c)	10	13	40	26

Total revenues and other income (a)+(b)+(c)	8,608	7,127	24,223	19,853

(*)	9M13 comparative figures include certain reclassifications originated in a revenues allocation criteria improvement of mobile postpaid plans. According to this, in 9M13 mobile Voice Retail and Data revenues were adjusted downwards by $10 and $57, respectively, while mobile Internet revenues were adjusted upwards by $67. The same effects have been applied in the 3Q13 comparative figures, showing a decrease of $3 and $21 in mobile Voice Retail and Data revenues, respectively, offset by an increase of $24 in mobile Internet revenues.

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Nine-month periods ended September 30,
	2014	%	2013	%
Voice Retail	6,374	31	5,780	33
Voice Wholesale	2,231	11	2,086	12

Total Voice	8,605	42	7,866	45

Internet	4,960	24	3,492	20
Data	7,003	34	6,256	35

Total service revenues	20,568	100	17,614	100

ae) Operating costs

Operating expenses disclosed by nature of expense amounted to $20,394 and $16,605 for the nine-month periods ended September 30, 2014 and 2013, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(1,035)	(797)	(2,842)	(2,175)
Social security expenses	(324)	(246)	(890)	(661)
Severance indemnities and termination benefits	(82)	(57)	(204)	(100)
Other employee benefits	(25)	(24)	(69)	(62)

	(1,466)	(1,124)	(4,005)	(2,998)

NORTEL INVERSORA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	Profit (loss)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(66)	(64)	(203)	(178)
Cost of international outbound calls	(43)	(30)	(143)	(99)
Lease of circuits and use of public network	(86)	(52)	(221)	(150)
Mobile services—charges for roaming	(93)	(35)	(330)	(347)
Mobile services—charges for TLRD	(228)	(199)	(639)	(612)

	(516)	(380)	(1,536)	(1,386)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(101)	(89)	(309)	(250)
Technical maintenance	(163)	(114)	(517)	(343)
Service connection fees for fixed lines and Internet lines	(61)	(50)	(164)	(137)
Service connection fees capitalized as SAC	2	2	4	5
Service connection fees capitalized as Intangible assets	8	9	23	23
Other maintenance costs	(84)	(65)	(221)	(177)
Obsolescence of inventories – Personal Mobile Services	(8)	(20)	(70)	(77)
Call center fees	(319)	(197)	(818)	(538)
Other fees for services	(149)	(133)	(390)	(362)
Compensation for Directors and Supervisory Committee members	(9)	(8)	(26)	(28)

	(884)	(665)	(2,488)	(1,884)

Taxes and fees with the Regulatory Authority
Turnover tax	(465)	(380)	(1,309)	(1,060)
Taxes with the Regulatory Authority	(183)	(166)	(529)	(466)
Tax on deposits to and withdrawals from bank accounts	(81)	(62)	(254)	(172)
Municipal taxes	(58)	(46)	(163)	(129)
Other taxes	(50)	(57)	(148)	(132)

	(837)	(711)	(2,403)	(1,959)

Commissions
Agent commissions	(592)	(437)	(1,446)	(1,158)
Agent commissions capitalized as SAC	272	149	634	367
Distribution of prepaid cards commissions	(149)	(159)	(430)	(448)
Collection commissions	(179)	(114)	(474)	(307)
Other commissions	(21)	(22)	(71)	(61)

	(669)	(583)	(1,787)	(1,607)

Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(1,147)	(835)	(857)	(641)
Plus:
Purchases	(1,325)	(1,277)	(3,618)	(2,934)
Deferred costs from SAC	26	59	83	223
Decreases from allowance for obsolescence	6	1	39	6
Mobile handsets lent to customers at no cost	6	6	23	10
Decreases not charged to material cost	—	—	3	2
Less:
Inventory balance at period end	1,208	1,165	1,208	1,165

Cost of equipments and handsets (i)	(1,226)	(881)	(3,119)	(2,169)

(i) Include 7 related to equipment constructions costs as of September 30, 2014. No costs were recorded for this concept as of September 30, 2013.

Advertising
Media advertising	(104)	(101)	(294)	(261)
Fairs and exhibitions	(28)	(30)	(110)	(86)
Other advertising costs	(39)	(35)	(108)	(105)

	(171)	(166)	(512)	(452)

Cost of VAS
Cost of mobile VAS	(267)	(199)	(667)	(496)
Cost of fixed VAS	(6)	(3)	(12)	(7)

	(273)	(202)	(679)	(503)

Recovery of restructuring costs
Dismissals indemnities (ii)	—	—	—	8

	—	—	—	8

(ii)	Corresponds to the recovery of the provision related to the Restructuring Plan finished in June 2013.

NORTEL INVERSORA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	Profit (loss)
Other operating costs
Transportation, freight and travel expenses	(138)	(118)	(401)	(325)
Delivery costs capitalized as SAC	15	11	38	28
Rent of buildings and cell sites	(106)	(70)	(299)	(225)
Energy, water and others	(139)	(98)	(322)	(295)
International and satellite connectivity	(41)	(34)	(108)	(101)
Other	—	—	(1)	—

	(409)	(309)	(1,093)	(918)

D&A
Depreciation of PP&E	(634)	(492)	(1,740)	(1,447)
Amortization of SAC and service connection charges	(203)	(233)	(596)	(665)
Amortization of other intangible assets	(6)	(6)	(18)	(18)

	(843)	(731)	(2,354)	(2,130)

Gain on disposal of PP&E and impairment of PP&E
Gain on disposal of PP&E	1	4	11	11
Impairment of PP&E (iii)	—	—	—	(172)

	1	4	11	(161)

(iii)  Includes 50 corresponding to the impairment of a commercial system of Personal, 109 corresponding to the impairment of construction in progress and materials of Telecom Argentina and 13 corresponding to prepaid expenses related to the write-down assets of Telecom Argentina as of September 30, 2013.

The operating expenses disclosed by function are as follows:
Operating costs	(4,705)	(3,526)	(12,800)	(9,912)
Administration costs	(370)	(273)	(1,028)	(780)
Commercialization costs	(2,313)	(2,009)	(6,475)	(5,527)
Other expenses – provisions (Note 6.b)	—	(128)	(102)	(225)
Gain on disposal of PP&E and impairment of PP&E	1	4	11	(161)

	(7,387)	(5,932)	(20,394)	(16,605)

af) Financial results
Finance income
Interest on time deposits	18	174	284	429
Gains on investments (Argentine companies notes and governments bonds)	38	15	111	23
Interest on receivables	39	34	119	90
Gains on Mutual Funds	39	29	113	46
Foreign currency exchange gains	113	125	649	250
Gain on NDF (Note 10.18)	—	14	42	14
Other	3	1	3	5

Total finance income	250	392	1,321	857

Finance expenses
Interest on loans—Núcleo	(8)	(4)	(20)	(12)
Interest on salaries and social security payable, other taxes payables and accounts payable	(11)	(5)	(31)	(13)
Interest on provisions	(41)	(26)	(111)	(69)
Present value effect of salaries and social security payable, other taxes payables and other liabilities	—	(2)	(3)	(7)
Foreign currency exchange losses (*)	(96)	(194)	(852)	(380)
Losses on NDF (Note 10.18)	(14)	—	(62)	—
Other	—	—	—	(1)

Total finance expenses	(170)	(231)	(1,079)	(482)

	80	161	242	375

(*)	Include 228 and 77 of foreign currency exchange losses generated by the acquisition of US$ 100 million and US$ 30 million of Government bonds in the six-month periods ended September 30, 2014 and 2013, respectively.

NORTEL INVERSORA S.A.

ag) Income taxes

Income tax expense for the nine-month periods ended September 30, 2014 and 2013 consists of the following:

	Profit (loss)
	The Company	Telecom Argentina	Telecom USA	Personal	Núcleo	Total
Current tax expense	(4)	(382)	(4)	(1,295)	(18)	(1,703)
Estimated income tax payable on cash dividends from foreign companies	—	—	—	(19)	—	(19)
Fiscal year 2013 return adjustment	—	5	—	—	—	5
Deferred tax benefit	—	62	—	233	2	297
Recovery of valuation allowance	—	—	—	27	—	27

Income tax expense as of September 30, 2014	(4)	(315)	(4)	(1,054)	(16)	(1,393)

Current tax expense	5	(280)	(3)	(1,174)	(18)	(1,470)
Estimated income tax payable on cash dividends from foreign companies	—	—	—	(18)	—	(18)
Fiscal year 2012 return adjustment	—	—	—	(3)	—	(3)
Deferred tax benefit	—	96	—	123	1	220
Valuation allowance	(5)	—	—	(3)	—	(8)

Income tax expense as of September 30, 2013	—	(184)	(3)	(1,075)	(17)	(1,279)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	7,521	148	7,669
Non taxable items – Income from investments	(3,598)	—	(3,598)
Non taxable items – Other	38	(32)	6

Subtotal	3,961	116	4,077
Weighted statutory income tax rate	35%	( **)

Income tax expense at weighted statutory tax rate	(1,386)	(20)	(1,406)
Income tax on dividends from foreign companies	(19)	—	(19)
Fiscal year 2013 return adjustment	5	—	5
Recovery of valuation allowance	27	—	27

Income tax expense as of September 30, 2014	(1,373)	(20)	(1,393)

Pre-tax income on a separate return basis	6,808	137	6,945
Non taxable items – Income from investments	(3,323)	—	(3,323)
Non taxable items – Other	18	(16)	2

Subtotal	3,503	121	3,624
Weighted statutory income tax rate	35%	( *)

Income tax expense at weighted statutory tax rate	(1,225)	(20)	(1,245)
Income tax on dividends from foreign companies	(18)	—	(18)
Other changes in tax assets and liabilities	(35)	—	(5)
Fiscal year 2012 return adjustment	(3)	—	(3)
Changes in valuation allowance	(8)	—	(8)

Income tax expense as of September 30, 2013	(1,259)	(20)	(1,279)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. The statutory tax rate in Argentina was 35% for all the periods presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented, in Uruguay the statutory tax rate was 25% for 2013 and in the USA the effective tax rate was 39.5%, for all the periods presented, respectively.

NORTEL INVERSORA S.A.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Nine-month periods ended September 30,
	2014	2013
Collections
Collections from customers	25,052	20,877
Interests from customers	119	90
Interests from time deposits	395	382
CPP collections	503	524
NDF	84	—

Subtotal	26,153	21,873

Payments
For the acquisition of assets and services	(10,880)	(8,436)
For the acquisition of inventories	(3,590)	(2,238)
NDF	(48)	—
CPP payments	(1,004)	(973)
Income taxes	(1,783)	(1,227)
Other taxes	(4,504)	(3,833)
Foreign currency exchange differences related to the payments to suppliers	(729)	(212)
Inventory suppliers	(322)	(109)
PP&E suppliers	(321)	(64)
Other suppliers	(86)	(39)

Subtotal	(22,538)	(16,919)

Net cash flow provided by operating activities	3,615	4,954

• Changes in assets/liabilities components:

Net (increase) decrease in assets
Trade receivables	(1,012)	(649)
Other receivables	(118)	(71)
Other receivables related parties (Note 5.c)	32	(190)
Inventories	(399)	(534)
Investments not considered cash and cash equivalents	(13)	(114)

	(1,510)	(1,558)

Net (decrease) increase in liabilities
Trade payables	56	1,139
Deferred revenues	32	125
Salaries and social security payables	87	(19)
Other taxes payables	31	(18)
Other liabilities	17	24
Provisions	(77)	(44)

	146	1,207

Income tax paid consists of the following:

Tax returns and payments in advance	(1,646)	(1,124)
Other payments	(137)	(103)

	(1,783)	(1,227)

• Main non-cash operating transactions:

VAT credit balances offset with income taxes payments	—	8
SAC acquisitions offset with trade receivables	296	156
Tax withholdings on Telecom Argentina’s dividends	11	—
Tax on personal property compensation	6	5

NORTEL INVERSORA S.A.

•	Most significant investing activities:

PP&E acquisitions include:

	Nine-month periods ended September 30,
	2014	2013
PP&E additions (Note 2.i)	(3,474)	(2,442)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,513)	(800)
Less:
Acquisition of PP&E through incurrence of trade payables	1,165	1,006
ARO	6	17
Mobile handsets lent to customers at no cost (i)	23	10

	(3,793)	(2,209)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

Intangible assets additions (Note 2.j)	(784)	(647)
Plus:
Payments of trade payables originated in prior periods acquisitions	(108)	(85)
SAC acquisitions offset with trade receivables	(296)	(156)
Less:
Acquisition of intangible assets through incurrence of trade payables	414	273

	(774)	(615)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	(164)	(489)
Argentine companies notes acquisition	(16)	(10)
Government bonds acquisition	(947)	(79)
Argentine companies notes collection	28	5
Government bonds collection	67	13

	(1.032)	(560)

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Debt proceeds—Núcleo	—	203

Total financial debt proceeds (*)	—	203

Payment of bank loans – Núcleo	(10)	(152)

Total payment of financial debt (*)	(10)	(152)

Payment of interest on bank loans – Núcleo	(24)	(14)

Total payment of interest	(24)	(14)

Subsidiary acquisition of treasury shares	—	(310)

(*)	In September 2013, 168 (equivalent to 130,000 millions of Guaranies) were taken mainly to pre-cancel financial debt amounting to 133 (equivalent to 103,000 millions of Guaranies).

Cash dividends from Nortel

During 1Q14 the Company paid the withholding tax on cash dividends paid to its shareholders in December 2013 for $22.

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2014, provided, among other things, to constitute a “Voluntary reserve for future dividends payments” in the amount of $1,720 (equivalent to the Retained Earnings as of December 31, 2013); delegating into the Company’s Board of Directors the authority to determine the timing and the terms and conditions of the reversal of such Reserve.

NORTEL INVERSORA S.A.

The Company’s Board of Directors, at its meeting held on May 28, 2014, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $332 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $163 (equivalent to $110.5 pesos per share) and $169 (equivalent to $31.8 pesos per share), respectively, which were available to the shareholders since September 13, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $16 and (ii) tax on personal property – on behalf of shareholders withholdings in the amount of $7.

Cash dividends from Telecom Argentina

During 1Q14 Telecom Argentina paid $44 related to tax withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

The Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601, of which $534 correspond to non-controlling shareholders. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) tax on personal property – on behalf of shareholders withholdings in the amount of $10.

The Telecom Argentina’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to $601 as from September 22, 2014. The dividends were paid before September 30, 2014, net of income tax withholdings on dividends for $11 (which were paid to the Tax Authority during October). So, the dividends paid amounted to $590 as of September 30, 2014.

Cash dividends from Núcleo

Núcleo’s shareholders, at their meeting held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160. The shareholders also decided to delegate in Núcleo’s Board of Directors of the authority to determine the amount and time for the payments of these cash dividends.

On May 5, 2014 Núcleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non-controlling shareholders – ABC Telecomunicaciones	Total
May 2014	54	26	80
October 2014 (*)	54	26	80

Total (**)	108	52	160

(*)	Paid on October 15, 2014.
(**)	Correspond to 90,000 millions of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non-controlling shareholders – ABC Telecomunicaciones	Total
May 2013	34	16	50
October 2013	34	17	51

Total (*)	68	33	101

(*)	Correspond to 80,000 millions of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

NORTEL INVERSORA S.A.

NOTE 4 – SEGMENT INFORMATION

Until fiscal year ended December 31, 2013, the Telecom Group carried out its activities through six companies, each identified as an operating segment. On February 19, 2014 Personal sold its equity interest in Springville; which results, assets and liabilities were included in the “Personal Mobile Services” segment and which figures were immaterial, as disclosed in Note 10.19 to the consolidated financial statements. Therefore, as from September 30, 2014, the Telecom Group carries out its activities through the five remaining companies which were consolidated by the end of fiscal year 2013 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the nine-month periods ended September 30, 2014 and 2013 was as follows:

For the nine-month period ended September 30, 2014

•	Income statement

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	7,535	16,893	1,161	18,054	—	(1,366)	24,223
Employee benefit expenses and severance payments	(2,903)	(1,010)	(89)	(1,099)	(3)	—	(4,005)
Interconnection costs and other telecommunication charges	(485)	(1,890)	(148)	(2,038)	—	987	(1,536)
Fees for services, maintenance, materials and supplies	(1,058)	(1,574)	(102)	(1,676)	(6)	252	(2,488)
Taxes and fees with the Regulatory Authority	(527)	(1,837)	(35)	(1,872)	(4)	—	(2,403)
Commissions	(155)	(1,564)	(110)	(1,674)	—	42	(1,787)
Cost of equipments and handsets	(50)	(2,999)	(70)	(3,069)	—	—	(3,119)
Advertising	(103)	(348)	(61)	(409)	—	—	(512)
Cost of VAS	(12)	(624)	(43)	(667)	—	—	(679)
Provisions	(58)	(44)	—	(44)	—	—	(102)
Bad debt expenses	(68)	(240)	(19)	(259)	—	—	(327)
Other operating expenses	(573)	(542)	(62)	(604)	(1)	85	(1,093)

Operating income before D&A	1,543	4,221	422	4,643	(14)	—	6,172
Depreciation of PP&E	(799)	(717)	(224)	(941)	—	—	(1,740)
Amortization of intangible assets	(106)	(464)	(44)	(508)	—	—	(614)
Gain on disposal of PP&E	10	1	—	1	—	—	11

Operating income	648	3,041	154	3,195	(14)	—	3,829
Financial results, net	256	(11)	(15)	(26)	12	—	242

Income before income tax expense	904	3,030	139	3,169	(2)	—	4,071
Income tax expense, net	(319)	(1,054)	(16)	(1,070)	(4)	—	(1,393)

Net income	585	1,976	123	2,099	(6)	—	2,678

Net income attributable to Nortel (Controlling Company)							1,464
Net income attributable to non-controlling interest							1,214

							2,678

(1)
Service revenues	6,198	13,272	1,098	14,370	—	—	20,568
Equipment revenues	44	3,515	56	3,571	—	—	3,615
Other income	24	16	—	16	—	—	40

Subtotal third party revenues	6,266	16,803	1,154	17,957	—	—	24,223
Intersegment revenues	1,269	90	7	97	—	(1,366)	—

Total revenues and other income	7,535	16,893	1,161	18,054	—	(1,366)	24,223

• Statement of financial position information

PP&E	7,351	4,409	1,354	5,763	—	—	13,114
Intangible assets, net	379	1,265	60	1,325	—	(1)	1,703
Capital expenditures on PP&E (a)	1,433	1,429	173	1,602	—	—	3,035
Capital expenditures on intangible assets (b)	109	631	44	675	—	—	784
Total capital expenditures (a)+(b)	1,542	2,060	217	2,277	—	—	3,819
Total additions on PP&E and intangible assets	1,853	2,168	237	2,405	—	—	4,258
Net financial asset (debt)	1,235	2,507	(216)	2,291	388	—	3,914

•	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	22,993	22,791	14,968
Abroad	1,230	1,432	1,455

Total	24,223	24,223	16,423

NORTEL INVERSORA S.A.

For the nine-month period ended September 30, 2013

•	Income statement

	Fixed Services	Mobile Services				Elimi- nations	Total
		Personal	Núcleo	Subtotal	Nortel
Total revenues and other income (1)	6,041	13,959	854	14,813	—	(1,001)	19,853
Employee benefit expenses and severance payments	(2,155)	(780)	(61)	(841)	(2)	—	(2,998)
Interconnection costs and other telecommunication charges	(392)	(1,591)	(131)	(1,722)	—	728	(1,386)
Fees for services, maintenance, materials and supplies	(809)	(1,158)	(74)	(1,232)	(7)	164	(1,884)
Taxes and fees with the Regulatory Authority	(424)	(1,505)	(25)	(1,530)	(5)	—	(1,959)
Commissions	(132)	(1,434)	(82)	(1,516)	—	41	(1,607)
Cost of equipments and handsets	(49)	(2,057)	(63)	(2,120)	—	—	(2,169)
Advertising	(102)	(306)	(44)	(350)	—	—	(452)
Cost of VAS	(7)	(472)	(24)	(496)	—	—	(503)
Provisions	(159)	(66)	—	(66)	—	—	(225)
Bad debt expenses	(47)	(166)	(8)	(174)	—	—	(221)
Recovery of restructuring costs	8	—	—	—	—	—	8
Other operating expenses	(504)	(441)	(40)	(481)	(1)	68	(918)

Operating income before D&A	1,269	3,983	302	4,285	(15)	—	5,539
Depreciation of PP&E	(667)	(645)	(135)	(780)	—	—	(1,447)
Amortization of intangible assets	(82)	(575)	(26)	(601)	—	—	(683)
Gain on disposal of PP&E and impairment of PP&E	(109)	(53)	1	(52)	—	—	(161)

Operating income	411	2,710	142	2,852	(15)	—	3,248
Financial results, net	116	272	(11)	261	(2)	—	375

Income before income tax expense	527	2,982	131	3,113	(17)	—	3,623
Income tax expense, net	(187)	(1,075)	(17)	(1,092)	—	—	(1,279)

Net income	340	1,907	114	2,021	(17)	—	2,344

Net income attributable to Nortel (Controlling Company)							1,259
Net income attributable to non-controlling interest							1,085

							2,344

(1)
Service revenues	5,065	11,762	787	12,549	—	—	17,614
Equipment revenues	49	2,109	55	2,164	—	—	2,213
Other income	18	2	6	8	—	—	26

Subtotal third party revenues	5,132	13,873	848	14,721	—	—	19,853
Intersegment revenues	909	86	6	92	—	(1,001)	—

Total revenues and other income	6,041	13,959	854	14,813	—	(1,001)	19,853

• Statement of financial position information
PP&E	5,851	3,032	962	3,994	—	—	9,845
Intangible assets, net	375	1,071	38	1,109	—	(1)	1,483
Capital expenditures on PP&E (a)	1,171	878	200	1,078	—	—	2,249
Capital expenditures on intangible assets (b)	85	531	31	562	—	—	647
Total capital expenditures (a)+(b)	1,256	1,409	231	1,640	—	—	2,896
Total additions on PP&E and intangible assets	1,440	1,413	236	1,649	—	—	3,089
Net financial asset (debt)	1,093	4,745	(154)	4,591	(12)	—	5,672

•	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Telecom Group´s customers	Breakdown by location of operations
Argentina	18,952	18,814	10,820
Abroad	901	1,039	1,028

Total	19,853	19,853	11,848

NOTE 5 – RELATED PARTY BALANCES AND TRANSACTIONS

a) Controlling company

All of the common shares of Nortel belong to Sofora. As of September 30, 2014 these shares represent 78.38% of the capital stock of Nortel.

As of September 30, 2014 Sofora’s shares belonged to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. y Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina—Inversiones S.L. (32%).

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

NORTEL INVERSORA S.A.

On November 14, 2013, Telecom Italia S.p.A y Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to the prior obtaining of certain regulatory authorizations therefore required.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADRs representing 8% of the total Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by the Fintech Group to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. agreed the transfer of 17% of the capital stock of Sofora to the Fintech Group; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and one-half years.

It was informed that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

It was also informed that: “if the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least US$ 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.”

If it was not possible for Telecom Italia to sell to a third party within a period of two and one-half years, the agreement with Fintech will be terminated, Fintech will pay to Telecom Italia an amount of US$ 175 million and Telecom Italia will have an option to purchase (or designate a Telecom Italia Group company to purchase) within a period of sixth months the 17% minority interest in Sofora previously transferred to Fintech, pursuant to a formula agreed by the parties.

As of the date of issuance of these financial statements, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina—Inversiones S.L. (32%) and Fintech Telecom LLC (17%).

The economic rights of Telecom Italia Group in Telecom Argentina amounted to 19.30% as of September 30, 2014 and to 14.5% as of the date of issuance of these consolidated financial statements.

More information about the operation celebrated between the Telecom Italia Group and the Fintech Group is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

b) Related parties

For the purposes of these financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group or W de Argentina—Inversiones SL, except Nortel and companies under sect. 33 of Law No. 19,550 (subsidiaries or affiliates).

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the periods presented, the Telecom Group has not conducted any transactions with executive officers and/or persons related to them.

NORTEL INVERSORA S.A.

c) Balances with related parties

CURRENT ASSETS	Type of related party	September 30,	December 31,
Trade receivables		2014	2013
Telecom Italia Sparkle S.p.A. (a)	Other related party	—	1
Latin American Nautilus Argentina S.A. (a)	Other related party	1	1
Telecom Italia S.p.A. (a)	Indirect parent company	1	—
Caja de Seguros (a) (b)	Other related party	2	—

		4	2

Other receivables
Latin American Nautilus Ltd. (a) (c)	Other related party	58	76
Caja de Seguros S.A. (a) (b)	Other related party	52	27

		110	103

NON-CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (a) (c)	Other related party	49	88

		49	88

CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	75	176
Latin American Nautilus Ltd. (a)	Other related party	7	3
Telecom Italia S.p.A. (a)	Indirect parent company	6	12
Telecom Italia Sparkle S.p.A. (a)	Other related party	8	9
Latin American Nautilus USA Inc. (a)	Other related party	2	2
Latin American Nautilus Argentina S.A. (a)	Other related party	1	—
TIM Participações S.A. (a)	Other related party	3	1
Caja de Seguros S.A. (a) (b)	Other related party	47	38
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	5	6

		154	247

Dividends payables
ABC Telecomunicaciones S.A.	Other related party	26	—

		26	—

d) Transactions with related parties

	Transaction description	Type of related party	Nine-month periods ended September 30,
			2014	2013
			Profit (loss)
Services rendered
TIM Participacoes S.A. (a)	Voice – Wholesale	Other related party	10	11
Telecom Italia Sparkle S.p.A. (a)	Voice – Wholesale	Other related party	23	16
Telecom Italia S.p.A. (a)	Voice – Wholesale	Indirect parent company	2	2
Latin American Nautilus Argentina S.A. (a)	Voice – Wholesale	Other related party	5	1
Caja de Seguros S.A. (a) (b)	Voice – Retail	Other related party	68	31
Caja de Seguros S.A. (a) (b)	Equipment	Other related party	222	137

Total services rendered			330	198

Services received
Latin American Nautilus Ltd. (a)	International outbound calls and data	Other related party	(106)	(78)
Grupo Italtel (a)	Maintenance. materials and supplies	Other related party	(53)	(16)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and other	Other related party	(41)	(22)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Indirect parent company	(8)	(17)
TIM Participacoes S.A. (a)	Roaming	Other related party	(22)	(10)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(8)	(6)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(6)	(5)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security	Other related party	(43)	(35)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(17)	(13)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(6)	(6)

Total services received			(310)	(208)

Purchases of PP&E
Grupo Italtel (a)		Other related party	99	90

Total purchases of PP&E			99	90

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina—Inversiones S.L.
(c)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Telecom Argentina’s Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Law No. 26,831.

NORTEL INVERSORA S.A.

e) Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $45 for the nine-month periods ended September 30, 2014 and 2013, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
Salaries (*)	5	6	22	20
Variable compensation (*)	(1)	6	8	14
Social security contributions	1	3	8	8
Termination benefits	—	—	7	3

	5	15	45	45

(*)	Gross compensation. Social security and income tax retentions are in charge of the employee.

As of September 30, 2014 and December 31, 2013, an amount of $8 and $25 remained unpaid, respectively.

As of September 30, 2014 and 2013, Nortel has recorded $4 liabilities and $3, respectively, for the fees of its Board of Directors members. The members and alternate members of the Board of Directors do not hold executive positions in Nortel.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a) Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $5,307 as of September 30, 2014 (of which $1,783 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b) Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2014, the Telecom Group has recorded provisions in an aggregate amount of $1,426 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,341 included under provisions) and certain amounts deposited in the Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2014, these restricted funds totaled $43 (included under “Other receivables” item line in the consolidated statement of financial position).

NORTEL INVERSORA S.A.

Provisions consist of the following:

	Balances as of December 31, 2013	Additions		Reclassi- fications	Decreases		Balances as of September 30, 2014
		Capital	Interest (ii)		Classified to liability	Payments
Current
Provision for civil and commercial proceedings	133	—	—	(9)	(47)	(13)	64
Provision for labor claims	44	—	—	47	—	(49)	42
Provision for regulatory, tax and other matters claims	47	—	—	31	—	(15)	63

Total current provisions	224	—	—	69	(47)	(77)	169

Non-current
Provision for civil and commercial proceedings	139	33	23	9	—	—	204
Provision for labor claims	263	41	43	(47)	—	—	300
Provision for regulatory, tax and other matters claims	525	17	37	(31)	—	—	548
Asset retirement obligations	106	6	8	—	—	—	120

Total non-current provisions	1,033	(i) 97	111	(69)	—	—	1,172

Total provisions	1,257	97	111	—	(47)	(77)	1,341

	Balances as of December 31, 2012	Additions (reversals)		Reclassi- fications	Decreases		Balances as of September 30, 2013
		Capital	Interest (ii)		Classified to liability	Payments
Current
Provision for civil and commercial proceedings	33	—	—	69	—	(4)	98
Provision for labor claims	32	—	—	29	—	(21)	40
Restructuring	54	(iv) (8)	—	—	(46)	—	—
Provision for regulatory, tax and other matters claims	15	—	—	50	—	(19)	46

Total current provisions	134	(8)	—	148	(46)	(44)	184

Non-current
Provision for civil and commercial proceedings	145	56	10	(69)	—	—	142
Provision for labor claims	255	38	20	(29)	—	—	284
Provision for regulatory, tax and other matters claims	432	131	33	(50)	—	—	546
Asset retirement obligations	75	17	6	—	—	—	98

Total non-current provisions	907	(iii) 242	69	(148)	—	—	1,070

Total provisions	1,041	234	69	—	(46)	(44)	1,254

(i)	102 included in Provisions, 6 included in CAPEX and a recovery of (11) for Personal’s obligations prescriptions included in Other income.
(ii)	Included in Finance costs, in the line Interest on provisions
(iii)	225 included in Provisions and 17 included in CAPEX.
(iv)	The restructuring plan was implemented during 4Q12 and concluded in 2Q13.

NOTE 7 – EQUITY

Equity includes:

	September 30,	December 31,
	2014	2013
Equity attributable to Nortel (Controlling Company)	7,820	6,603
Equity attributable to non-controlling interest	6,275	5,499

Total equity (*)	14,095	12,102

(*)	Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows Class “B” Preferred Shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” Preferred Shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

Telecom Argentina’s treasury shares acquisition

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Telecom Argentina’s Board of Directors to decide its total or partial use, and to approve the methodology, terms and conditions of such investments.

NORTEL INVERSORA S.A.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of September 30, 2014.

As of September 30, 2014, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

On April 30, 2014 the Telecom Argentina’s Treasury Shares Acquisition Program, approved by the Telecom Argentina’s Board of Directors Meeting held on May 22, 2013, was concluded. The Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion of the CNV regarding if Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel has already reached the maximum amount of its Legal Reserve according to LSC provisions.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2014:
March 31	7,466	2,108	1,373	(28)	905	493
June 30	8,119	2,001	1,235	190	926	506
September 30	8,598	2,063	1,221	80	847	465

	24,183	6,172	3,829	242	2,678	1,464

Fiscal year 2013:
March 31	6,064	1,796	1,112	135	810	436
June 30	6,649	1,821	941	79	658	353
September 30	7,114	1,922	1,195	161	876	470
December 31	7,460	2,007	1,252	141	865	461

	27,287	7,546	4,500	516	3,209	1,720

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2014 FOR THE TELECOM GROUP

1. Resolution SC No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published approving the “Telecommunication service quality regulation”, which establishes, among others, exigent quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina and the obligation to provide periodic information to the CNC.

CNC Resolution No. 3,797/13 was published on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

NORTEL INVERSORA S.A.

Pursuant to the provisions of CNC Resolution No. 3,797/13, Telecom Argentina and Personal have complied with the presentation of the “Technical Reports” (detailed technical specifications of the measurement process) and have also made their presentations providing the required information pursuant to the provisions of SC Resolution No. 5/13.

On August 14, 2014 the CNC notified Telecom Argentina and Personal that the audits and technical verifications to be carried out by the Regulatory Authority over the provision of services for which Telecom Argentina and Personal are licensed, will be performed taking into account the procedures and measuring methods explained in the corresponding submissions of the “Technical Reports”, and that the activity shall be performed based on the founding principles set forth in Resolutions SC N°5/13 and CNC N° 3,797/13. Notwithstanding the foregoing, the CNC is currently performing verification tasks of the mobile services through call and data tests with mobile measuring equipment in several places of the country, using procedures different from those defined in the Quality Regulations, and publishing the obtained results in the link “quenosecorte.gob.ar”.

Within the frame of such verifications, the CNC has begun sanctioning procedures against Personal on the basis of alleged violations of Resolution CNC N° 3,797/13. Personal’s Management has solid legal arguments that will be timely submitted when filing the corresponding response for the defense of its rights.

As of the date of issuance of these consolidated financial statements, Telecom Argentina and Personal continue analyzing the operational aspects required by the new regulations as well as its regulatory and economic impact and applicable actions to be taken. Notwithstanding, as the enforcement of this Resolution is subject to compliance with specific items for implementation with prior approval of the CNC, Telecom Argentina and Personal have made the relevant legal reserves in each of their presentations.

2. Changes in the pricing method of mobile services and the information requirements on the commercial conditions of mobile services plans

SC Resolution No. 26/13 issued on December 17, 2013 changed the pricing method of calls originating on mobile services and the mechanism for informing the CNC of the commercial conditions of existing plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will comprise a fixed value corresponding to the Initial Communication Block (including up to the first 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

Personal has made the necessary implementations to comply with the new provisions. Also, the CNC has initiated audits designed to verify the compliance of Personal with the implementation of the new pricing method, according to which has initiated some sanctioning processes in which Personal have already filed its defense, providing solid legal arguments as a result of which such accusations should not prevail.

3. Information Disclosure of Mobile Communication Services

On June 11, 2014, Joint Resolution No. 29 of the SC and No. 81 of the Secretary of Commerce was published in the Official Bulletin, establishing new rules concerning the information that mobile communication services providers must disclose to consumers, regularly and free of charge. The Resolution became effective at the end of July, 2014.

Personal has made the necessary developments in its systems, in accordance with the timetable submitted to the CNC on July 22, 2014. However, the CNC has begun audits for purposes of verifying compliance with such Resolution, initiating a sanctioning procedure in which Personal has filed its response in defense of its rights.

4. Spectrum

•	Decree No. 671/14

Decree No. 671, published in the Official Bulletin on May 14, 2014, superseded Sections 2nd and 3rd of Decree No. 2,426 issued on December 13, 2012, which provided that the remaining spectrum in 850 MHz and in 1,900 MHz be assigned to the state-owned operator ARSAT. Such remaining spectrum had been subject to a public auction called by Resolution SC No. 57/11, which later became ineffective for reasons of opportunity, merit and convenience.

The above mentioned Decree also readjusts the previous assignments of the new spectrum bands, instructing the SC to implement the applicable measures to assign both 108 MHz of the bands contained between 698-806 MHz, and 120 MHz between the 1,710-1,770 and 2,110-2,170 MHz bands “exclusively to the Land Mobile Service”.

NORTEL INVERSORA S.A.

In addition, the above mentioned Decree instructs the SC to call a public auction for this new spectrum, in addition to the remaining spectrum in the 850 and 1,900 MHz bands mentioned above (band 1,900: 30 MHz in the North Area and AMBA; 35 MHz in the South Area, and band 850: 7.5 MHz in AMBA).

•	Resolution SC No. 17/14

Resolution SC No. 17, published in the Official Bulletin on May 16, 2014, assigns 120 MHz of the 1,710-1,770 MHz and 2,110-2,170 MHz bands to the Land Mobile Service, leaving previous assignments without effect.

In addition, Resolution SC No. 17 ratifies the suspension, in effect since 2001, to make new assignments of frequencies in the band segments next to those, from 1,770-850 MHz and from 2,170-2,200 MHz.

The above mentioned Resolution also provides that systems which are currently operating by other operators in the newly assigned bands must migrate within a two year period, for which purpose they must contact the applicable Regulatory Authority, within 60 days of the publication of such Resolution, to coordinate their systems’ migration.

•	Resolution SC No. 18/14

Resolution SC No. 18, published in the Official Bulletin on May 19, 2014, assigns 108 MHz of the 698 to 806 band to the Land Mobile Service, leaving previous assignments (broadcasting and fixed systems) without effect.

In addition, this Resolution, as well as Resolution No. 17/14 referred to above, provides that systems which are currently operated by other operators in the above mentioned band must migrate within a two year period, for which purpose they must contact the applicable Regulatory Authority, within 60 days of the publication of this Resolution, to coordinate their systems’ migration.

•	Resolution SC No. 37/14

Resolution SC No. 37, published in the Official Bulletin on July 7, 2014, approved the General Regulations for the Advanced Mobile Communications Service (SCMA), which defines such service as: “telecommunications wireless service which, by the use of digital access technology, supports low and high user’s mobility, high rates of data transfer, interoperability with other fixed and mobile networks, with capacity for international roaming and oriented to the switch of packages that allow the use of a broad range of applications, including those based on multimedia content”.

The SCMA shall be provided by using the 698 to 806 MHz band (108 MHz) and the 1,710 to 1,770 MHz and 2,110 to 2,170 MHz bands (120 MHz). A 60 MHz limit of maximum spectrum for each provider is set forth and all the national territory is considered as a sole Area of Use of this service.

The network technology and architecture shall be freely chosen by each provider. However, certain minimum parameters are set forth, such us supporting bandwidth channels of 10, 15 and 20 MHz, and reaching theoretical high peak speeds of 100 and 50 Mbps, for the descending and ascending connections respectively, for a 20 MHz channel and support high spectral efficiencies (5 and 2.5 bps/MHz, respectively, for each direction of transmission). It also sets forth minimum speeds of 14Mbps for the descending connections and 6Mbps for the ascending connections.

The SCMA shall be subject to the rules set forth in these Regulations, the List of Conditions issued for the frequency bands auctions to be used for the provision of this service and the regulations to be approved to such effect.

•	Resolution SC No. 38/14

Resolution SC No. 38, published on the Official Bulletin on July 7, 2014, provided that: (i) call a public auction for the assignment of the remaining frequencies of the Personal Communications Service (PCS) and of the Mobile Cellular Radiocommunications Service (SRMC), as well as the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created and (ii) approve the List of Conditions to auction simultaneously all of the remaining spectrum of the 850 and 1,900 MHz bands, and the 698 to 806 MHz bands, plus 90 MHz of the 1,710/1,770 – 2,110/2,170 MHz bands for the SCMA service (leaving outside of the auction and available for future use, 30 MHz corresponding to the 1,755-1,770 and 2,155-2,170 sub-band), complying with the applicable spectrum maximums (50 MHz for SRMC + PCS and 60 MHz for SCMA).

NORTEL INVERSORA S.A.

The above mentioned List of Conditions set forth the general principles and conditions of the auction, the applicable rules, the auction timetable, the List of Conditions purchase price ($200,000 pesos), the economic capacity ( Equity of $1,500) and conditions of the offerors (they shall be telecommunications licensees), the economic-financial and technical documentation to be submitted for the prequalification, the coverage compliance obligations of the successful bidders, the base values of the frequency bands to be auctioned, and the procedures and formalities of the public auction.

The List of Conditions organizes the aggregate of the spectrum to be auctioned in 10 Lots:

•	The first one, to be auctioned exclusively among entering operators who qualify for the public auction, shall be comprised of 20 MHz in the 1,900 MHz band for each of the three Regions, plus 20 MHz in the 700 MHz band and other 20 MHz in the 1,700/2,100 MHz band.

•	Another six lots shall be comprised by spectrum segments in the 850 and 1,900 MHz bands, which would allow two of the current mobile operators (Claro and Personal), if they become successful bidders, to complete their respective spectrum limits –taking into account that Movistar has already reached its limit- in each of the Regions of operation of the SRMC and PCS services: Personal could acquire up to 5 MHz in the North Area, up to 7.5 MHz in the AMBA and up to 10 MHz in the South Area, while Claro could acquire up to 5 MHz in the North Area, up to 10 MHz in AMBA and up to 5 MHz in the South Area.

•	And three final lots, comprised, each one, by combinations of segments of 20 or 30 MHz of new spectrum in the 700 and 1,700/2,100 MHz. bands (creating two lots of 50 MHz and the last one of 40 MHz, respectively).

The MHz base price for the bandwidth to be auctioned shall be fixed in U.S. dollars, as detailed below:

BAND	MHZ BASE PRICE (in US$ millions)
SCMA (700 MHz)	9.87
SCMA (1.7/2.1 GHz)	9.44
SRMC	6.00
PCS Area I	1.00
PCS Area II	4.40
PCS Area III	0.60

The selection procedure for the best economic offer shall consist of an auction of each of the Lots (“The Public Auction”).

The authorizations for the use of the frequencies subject to the public auction shall be granted for a fifteen (15) year period starting on the date on which the administrative act of choosing a bidder is notified. Once such period ends, the SC may extend it if expressly required by the successful bidder (which extension shall be subject to the price and conditions to be determined by the SC).

The List of Conditions provide for certain coverage obligations to be reached within a five year period (places of up to 500 habitants throughout the country and almost all the corridors of relevant federal and provincial roads, setting forth various intermediate stages for complying with such unfolding). It also imposes certain obligations of domestic roaming (which are not taken into account for the calculation of the coverage obligations) and of sharing of passive infrastructure with the Entering Operators (in up to 50% of the sites that the latter must unfold). In addition, as consideration for the acquisition of even only one of the six lots corresponding to the SRMC or PCS services, the current mobile operators must guarantee that all their sites provide broad band of at least 1Mbps (descending), at the end of the fifth year.

On July 24, 2014, Personal acquired the Public Auction’s List of Conditions, and on August 28, 2014 and September 4, 2014, made some filings before the SC making inquiries and requesting clarifications on some of the provisions set forth in the List of Conditions.

The List of Conditions was also acquired by Telefónica Móviles, AMX Argentina S.A. (“Claro”), Nextel S.A., Cablevisión S.A. and Arlink S.A., who also made several inquiries.

Resolution SC N°62/14 issued on September 10, 2014 and published in the Official Bulletin on September 11, 2014, approved Amending Circular No.1 of the List of Conditions (and its Exhibit), pursuant to which the SC responded to inquiries made by the acquirers of the List of Conditions and amended some of the provisions included in it.

In addition, Resolution SC No. 64/14 issued on September 16, 2014 created a Prequalification Commission, consisting of CNC and SC representatives, which was in charge of issuing the prequalification reports regarding the offerors and any challenges that may arise.

NORTEL INVERSORA S.A.

On September 18, 2014, Personal submitted the “prequalification and background envelope” in order to participate in the Public Auction, and the Prequalification Commission requested and received from the CNDC a report which concludes that the possible assignment of frequencies to the four companies that participated in the Public Auction (Personal, Telefónica Móviles, Arlink and Claro) “would not constitute a situation that may adversely affect free competition in the current circumstances of the mobile telecommunications market, and that it does not have questions or exceptions to be made thereon”.

On the basis of the above referred CNDC report (which was fully adhered by the Secretary of Commerce, in all its terms) and the Commission of Prequalification report, the SC issued Resolution No. 65/14, notified on October 6, 2014, pursuant to which Personal, Telefónica Móviles, Arlink and Claro were prequalified to participate in the Public Auction.

On October 31, 2014 the Public Auction took place and Personal presented several economic offers, which resulted winners for being the highest ones offered in the Public Auction for the following Lots:

1)	For the SRM service, in Lot No. 2 (Band: 830,25-834 / 875.25-879);

2)	For the PCS service, in Lot No. 5 (Band: 1,890-1,892.5 / 1,970-1,972.5) and in Lot No. 6 (Band: 1,862.5-1,867.5 / 1,942.5-1,947.5); and

3)	For the SCMA service, in Lot No. 8 (Band: 1,730-1,745 / 2,130-2,145 and Band: 713-723 / 768-778).

For the acquisition of these frequency bands, Personal has committed in the Public Auction US$ 658 million (currency of offer). In accordance to Article 48 of the List of Conditions, within the 20 days following the Public Auction, the SC will issue the act of award of the frequency bands to the winning companies.

5. Universal Service

Telecom Argentina

On March 19, 2014 the CNC notified Telecom Argentina of an accusation in connection with an alleged breach of Resolution No. 2,516/13 (and its amendment Resolution No. 3,998/13) stating that Telecom Argentina had omitted to submit the SU calculations corresponding to the period January 2001—June 2007 and ordering Telecom Argentina to submit such calculations and, if applicable, to make the corresponding payments.

As of the date of issuance of these consolidated financial statements, Telecom Argentina has filed its complaint against this imputation disclosing the defense arguments supporting its right and for which corresponds to the CNC rescind the accusation extended to Telecom Argentina in relation to the mentioned regulation.

Personal

On April 9, 2014 Personal filed, pursuant to the SC’s request, a new adaptation of the Project filed in connection with Resolution No. 9/11. This new filing consists only of additional detailed information about the Project’s scope.

6. Tariffs

On June 18, 2014, Telecom Argentina made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service in charge of Telecom Argentina, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to Telecom Argentina, since the revenues currently obtained by Telecom Argentina for the installation of the SBT lines is much lower than the direct costs that Telecom Argentina incurs to connect new customers. In addition, Telecom Argentina requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, and Resolution SC No. 5/13.

On July 23, 2014, Telecom Argentina made a second filing before the SC pursuant to which it requested, among others: (i) adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, it was also requested that the SBT become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, Resolution SC N°10,059/99 and Resolution SC No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would in the end result in the provision of better services to Telecom Argentina’s customers.

NORTEL INVERSORA S.A.

7. Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed during 2013 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements and such tendency continued during the nine-month period of 2014. As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, sanctions and charges received in 9M14 vs. 9M13 (measured in terms of alleged infringements) increased 175% and 237%, respectively.

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the assistance of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, contemplating various probable scenarios of prescription of charges and sanctions received and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT ($ 9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of September 30, 2014. If Telecom Argentina and its legal advisors’ arguments do not prosper, the amount of provisions for regulatory charges and sanctions might be increased in approximately $168 as of September 30, 2014.

8. Profit Sharing Bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica de Argentina S.A. and Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

Legal action’s statute of limitations criteria: Supreme Court Verdict “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court’s verdict in the case “Domínguez c/ Telefónica de Argentina S.A.” and until the date of issuance of these financial statements, only two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court in its verdict. On March 7, 2014, Chamber I, in the case “Cufre, Pedro c/ Telecom”, following the doctrine that derives from the Argentine Supreme Court’s verdict, acknowledged that the statute of limitations must be applied periodically –as of the time of each balance sheet-. However, it has limited the statute of limitations period to five years, applying statute of limitations rules specifically applicable to periodic obligations.

On April 15, 2014, Chamber III in the case “Luna, Tadeo c/ Telecom” ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92, therefore upholding the interpretation Chamber III had prior to the Argentine Supreme Court’s verdict.

NORTEL INVERSORA S.A.

As of the date of issuance of these consolidated financial statements, the chambers of the Civil and Commercial Proceeding Court do not seem to hold a uniform interpretation of the Argentine Supreme Court’s verdict in the case “Dominguez c/ Telefónica”, therefore not allowing to accurately assess the effect that the Argentine Supreme Court’s verdict would eventually have over the financial condition and results of operations of Telecom Argentina.

Criteria for determining the relevant profit for compensation calculation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Federal Proceedings Court issued a verdict in plenary session in the case “Parota, Cesar c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A. In its verdict the court ruled: “that the determination of the credit corresponding to the former employees of Telefónica de Argentina S.A. as a result of the profit sharing bonuses shall be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year”.

As of the date of issuance of these consolidated financial statements, the effect of the above referred ruling on the cases in which Telecom Argentina is a party cannot be determined, since it will depend on the interpretation to be made by each chamber of the Court as to which accounting items must be considered in those cases in which Telecom Argentina is a party.

9. Sales representative claims

During 1Q14, two former sales representatives of Personal brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, value of customers lists and lost profit. Personal believes, based on the assistance of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts. As of the date of issuance of these consolidated financial statements, the mentioned legal actions are on discovery phase and with expert opinions in preparation. Personal’s Management, based on the assistance of legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, and wouldn’t have a negative impact on Personal results and financial statements.

10. Interest Rate at the Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the cases under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate applicable to free use of funds personal loans of the National Bank of Argentina for a 49 to 60 month term (currently 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (currently 2.055% per month). Therefore, this new agreement represents an increase in the interest rate, which Telecom Argentina has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsels, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, the result deriving from this decision of the Court of Appeals is not clear, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, we estimate that it shall not have a significant impact on the Group’s financial position and results of operations.

NORTEL INVERSORA S.A.

11. Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers in the market a wide range of telecommunications services, including, among others, those referred to as SVA, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

Certain judicial developments took place during the 2Q14 in connection with the VAS, referred to the provision of streaming services, known as video on demand, and also a Supreme Court of Justice opinion relating to the marketing of a service called Superpack.

•	Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

In 2012 a lower Court decided to consider the case “abstract” and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now make a decision on the appeals filed against the injunction, which were still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered. Subsidiarily, Telecom Argentina has also requested that the injunction be adjusted between the limits of the new law, thus removing from it the VAS, Internet and/or video on demand services.

Products marketed by the Telecom Group that could be affected by this claim are those called “Arnet Play” and “Personal Video”, which revenues during the nine-month period ended September 30, 2014, amounted to approximately $26 and $138, respectively.

•	Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the marketing of the service called Superpack (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Supreme Court of Justice. However, on June 3, 2014, the Supreme Court rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. According to this, Telecom Argentina suspended the marketing of the above referred joint offer with DirecTV from June 4, 2014, as a prudential measure. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network marketed in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not relevant during the nine-month period ended September 30, 2014.

On June 10, 2014, Telecom Argentina claimed to the Courts that the substantial issues under the claim have become “abstract” and the injunctions have become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services –which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the Court notified Telecom Argentina and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process. The Court will have to make a joint decision on these two issues presented by the parties.

Although Telecom Argentina’s Management, with the advice of its legal counsels, believes that there are solid legal arguments to continue providing the VAS discussed in these procedures, as of the date of issuance of these consolidated financial statements, we cannot assure the final result of these claims.

NORTEL INVERSORA S.A.

12. New Law of Promotion of Registered Labor and Prevention of Labor Fraud

On June 2, 2014, Law No. 26,940 of Promotion of Registered Labor and Prevention of Labor Fraud was published in the Official Bulletin. This new Law, among other issues, creates a Public Registry of Employers with Labor Penalties (the “Registry”) and defines a range of labor and social security offenses pursuant to which an employer is to be included in such Registry.

The employers included in the Registry shall be subject to various kinds of penalties, such as: not being allowed to participate in public programs, benefits or subsidies, not having access to public banks credits, not being allowed to enter into agreements or receive authorizations to use state owned assets, or not being authorized by the Government to provide public services nor granted licenses. In addition, those employers who commit the same offence pursuant to which they were included in the Registry within three years of the penalty will not be allowed to deduct their labor costs from the income tax, as long as they remain included in the Registry.

The Law has been regulated by the Executive Branch of the Argentine Government on September 30, 2014. As a result, as of the date of issuance of these consolidated financial statements, the Law is already effective. Exceptions to the penalty regime provided in its regulations are very limited and have no practical effect to restrict its application. Taking into account that the Law has become effective recently and depending on the way in which the authorities –Ministry of Labor– enforce it, as of this date we cannot estimate the impact of this new labor rules on the financial condition and results of operations of the companies domiciled in Argentina.

13. New Federal Civil and Commercial Code

On August 8, 2014, Law No. 26,994 was published in the Official Bulletin, pursuant to which a new Federal Civil and Commercial Code was approved, which will become effective on January 1, 2016.

The Code is a new legal body that codifies Argentine private law and modifies certain specific laws such as the LSC and the Consumers Defense Law.

Telecom Argentina’s Management, with the advice of its legal counsel, is currently analyzing the various topics contained in the Federal Civil and Commercial Code in order to assess the effects that such Code will have on the Group’s operations, once it becomes effective.

14. New Supply Law

On September 19, 2014, Law No. 26,991 of Regulation of the Production and Consumption Relations was published in the Official Bulletin, which materially modified the provisions of the Supply Law No. 20,680. Law No. 26,991 became effective on October 2, 2014.

The new law provides that if economic agents undertake certain types of conduct (such as artificially increasing prices, accumulating raw material, unjustifiably restricting the sale of goods or services, etc.), the authorities will have wide powers to intervene issuing production and commercialization rules, fixing prices or revenue margins, granting subsidies, among others. The authorities will also have the power to impose penalties.

As regards penalties, the maximum amount for fines is increased up to $10, authorizing a further increase of such amount up to three times the earnings obtained while violating the law. In addition, other penalties are included, such as closing down facilities, disqualification for the use or renewal of credits, seizure of merchandise, disqualification to perform acts of commerce, suspension in Government suppliers’ registries and loss of concessions, privileges and tax or credit special regimes. The new law excludes prison, which was contemplated as a penalty in the prior regime.

The law introduces the “solve et repete” institute as a necessary condition to appeal before the courts any administrative resolutions that impose a fine, condition that may only be exempted if the affected party proves that complying with it “causes irreparable damage to the appellant”.

In case of a shortage or scarcity of goods or services that satisfy basic or essential needs oriented to the general welfare of the population, the Regulatory Authority will have the power –through a justified resolution– to instruct their sale, production, distribution or provision, whoever its owner may be, with a warning of imposing penalties in case of not complying.

The law does not apply to micro, small and middle size companies as long as they do not hold a dominant market position pursuant to the parameters and definitions set forth in Law No. 25,156 (the Antitrust Law).

Telecom Argentina’s Management, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess the effects that it may have on the Group’s operations.

NORTEL INVERSORA S.A.

15. New Conflict Resolution Regime for Consumer Relations Matters

On September 19, 2014, Law No. 26,993 was published in the Official Bulletin, establishing a legal regime applicable to conflict resolution for consumption relations matters. The law became effective on October 2, 2014.

This new law creates new procedures and institutes for consumers to file their complaints, which are described as follows.

First of all, Law No. 26,993 creates the Previous Conciliation Service in Consumption Relations (in Spanish, “COPREC”) to intervene in complaints made by consumers or users as a result of consumption relations, and which amounts do not exceed an amount equivalent to 55 (fifty five) Minimum, Vital and Flexible Salaries. Intervention of the COPREC is compulsory and previous to any complaint before the Audit in Consumption Relations (new entity created by the above referred law), or, if applicable, to any claim filed before the Federal Justice in Consumption Relations.

An Audit in Consumption Relations is created within the realm of the Ministry of Economy and Public Finance. Such Audit is defined as an independent authority, considered as an administrative court for all claims within its competence. The Audit will have competence to decide conflicts on damages liability, promoted by consumers or users, up to an amount of 15 (fifteen) Minimum, Vital and Flexible Salaries. As in the case of the COPREC, the above referred law regulates the procedure applicable to all disputes submitted before the Audit. Resolutions issued by the Audit may be challenged through a direct judicial recourse before the Federal Court of Appeals in Consumption Relations or before the applicable Courts of Appeals.

Finally, the law also creates the Federal Justice in Consumption Relations that in the Autonomous City of Buenos Aires will be in charge of the Federal Courts of First Instance in Consumption Relations, and the Federal Court of Appeals in Consumption Relations. In the rest of the country, it will be in charge of the applicable Courts of Appeals. The Federal Justice shall be competent in Consumption Relations cases relating to consumption relations in which the claim’s amount, as of the time of filing such claim, does not exceed an amount of 55 (fifty five) Minimum, Vital and Flexible Salaries.

This law also introduces amendments to the Law of Consumer’s Defense No. 24,240, to Antitrust Law No. 25,156 and to Law No. 22,802 of Commercial Loyalty. Thus, it provides that any acts imposing penalties for violations of the provisions of the above referred laws may be challenged through a direct judicial recourse before the Federal Court of Appeals in Consumption Relations or before the applicable Courts of Appeals of the Argentine provinces, as applicable. In case the penalties include a fine, the filing of recourse before the courts shall be subject to the previous payment of such fine.

The law also modifies the penalties set forth in Law No. 22,802 and the powers of the Regulatory Authority provided by Law No. 25,156 —to be determined by the Executive Branch—, and provides that all rules included in the latter that refer to the Antitrust Federal Court must be interpreted as referring to the Regulatory Authority to be appointed.

Telecom Argentina’s Management, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess its scope and the effects that it may have on the Group’s operations.

16. Salary agreements

In June 2014 Telecom Argentina concluded the salary negotiation process with various telecommunications unions for the period July 2014 – June 2015. Pursuant to the agreement reached, the unionized employees will receive in two installments, July 2014 and January 2015, different fixed amounts per category, representing an average annual raise of 30%. The increase corresponding to the first installment was approximately 18.5% and affected in approximately $156 Telecom Argentina’s operating results for the 3Q14 (amount which includes the social security expenses related to the agreed salary increase). The effect of the salary increase granted in July 2014 in the 4Q14 Telecom Argentina’s labor costs is estimated in approximately $107. According to this, the total effect of the salary agreements in the 2014 Telecom Argentina’s results will amount to $263.

17. Information on the demerger of Telco S.p.A

As informed by Telecom Italia S.p.A. –hereinafter “TI”– in its latest Form 20-F, the Italian company Telco S.p.A is one of its main shareholders, with a participation of the 22.4% of the voting shares of TI –company that indirectly controls Telecom Argentina S.A. –.

NORTEL INVERSORA S.A.

On June 26, 2014 Telco S.p.A issued a press release calling a General Extraordinary Shareholders’ Meeting, to be held on July 9, 2014, in order to consider its own demerger, pursuant to the right of its shareholders, Assicurazioni Generali S.p.A., Mediobanca S.p.A. and Intesa SanPaolo S.p.A., to require such demerger, which closing is subject to obtaining the corresponding authorizations from the applicable authorities.

The relevant portion of the press release issued by Telco S.p.A is follows:

“(…).The Board also acknowledged receipt of the notices received from shareholders Assicurazioni Generali S.p.A. (also in the name and on behalf of the Telco S.p.A shareholders which are also Generali group companies), Mediobanca S.p.A. and Intesa Sanpaolo S.p.A. on June 16, 2014, stating their intention to exercise their right to request the demerger of Telco S.p.A under the terms of the shareholders’ agreement. The Board also unanimously approved the proposed partial demerger of the company (the “Demerger”) as a result of which four newly-incorporated beneficiary companies, 100%-owned by each shareholder, will be allocated the respective shareholder’s stake in Telecom Italia currently held by Telco S.p.A (equal to 22.4% of Telecom Italia’s ordinary share capital), as follows: 14.77% to the newco owned by Telefónica, 4.32% to the newco owned by the Generali Group, and 1.64% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca.

As part of the Demerger, Telco will also repay all its bank debt outstanding (€660 million as of April 30, 2014) and the bond issue subscribed to by its shareholders (€1,750 million nominal value, plus €70 million in interest accrued to April 30, 2014), plus the interest that will accrue until the repayment date, via funds to derive from a shareholders’ loan to Telco S.p.A, which will be disbursed pro rata to the shareholders’ investment in the company immediately prior to the execution of the Demerger. With the Demerger, then, each newco will be allocated the respective share of the shareholders’ loan as well as the relevant Telecom Italia stake.

Completion of the Demerger is subject to the requisite clearances from the following authorities: Conselho Administrativo de Defesa Econômica “CADE” (Brazilian antitrust authority); Agência Nacional de Telecomunicações “ANATEL” (Brazilian regulatory authority);Comisión Nacional de Defensa de la Competencia “CNDC” (Argentinean antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority).

Telco S.p.A will continue to exist with a minimal share capital and with no Telecom Italia shares held, in order to deal with the remaining assets and liabilities on the balance sheet. The company will then be placed in liquidation once this phase is complete.

The Telco S.p.A demerger will also be submitted to the approval of shareholders in the extraordinary general meeting called to take place on July 9th.

As of the date on which the Demerger becomes effective, every effect of the shareholders’ agreement in force between the shareholders of Telco S.p.A shall cease to be effective.

Milan, June 26, 2014.”

Following up on the above information, on July 9, 2014 Telco S.p.A. issued a new press release, informing that the General Extraordinary Shareholders’ Meeting held on such date “approved the proposed partial demerger of Telco S.p.A, as already approved by the Board of Directors and disclosed on June 26, 2014, the completion of which is subject to the requisite clearances from CADE, Anatel, CNDC and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS.”

18. Financial transactions to mitigate foreign exchange risk

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during 9M14 (+29%), and due to the existence of commercial commitments denominated in US Dollars as of September 30, 2014 Personal entered into several NDF agreements during 9M14 to purchase a total amount of US$ 231 million (of which US$ 131 million matured between March and June 2014 and the remaining US$ 100 million will mature between November 2014 and March 2015). The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency.

NORTEL INVERSORA S.A.

Personal Management has classified those agreements as effective cash flow hedges and has assessed the documentation requirements, the qualitative and quantitative effectiveness assessment and the possibility to designate partial hedges, as permitted by IFRS 9. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF (net loss of approximately $20) have also been recognized in the Income Statements, within Finance income and expenses—NDF. Personal recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of September 30, 2014, Personal has a balance of $14 included in current Accounts Payables related to the US$ 100 million NDF remaining to such date.

In addition, during 2014, Personal entered into NDF for US$ 8 million maturing in October and November 2014 to hedge commercial debts for PP&E acquisition, which were qualified as “effective” cash flow hedges for accounting purposes. During 9M14, changes in the market value of these NDF resulted in a $2 liability recorded in Current Accounts Payable with counterpart in Other Comprehensive Income, which were reclassified to PP&E in the period in which such assets were incorporated.

Also, in order to mitigate the currency risk Personal acquired in 9M14 Government bonds denominated in U.S. dollars (Boden 15 and Bonar 2017), at a cost of $914, with an annual interest rate of 7%, also in U.S. dollars. Foreign exchange differences generated by the purchase of these government bonds were recognized in “Foreign currency exchange losses”.

19. Sale of the equity interest in Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned amount, equivalent to $0.2, generating a gain of $0.4 for the reversal of the amount included in “Currency translation adjustments”.

Accounting treatment

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale” as of December 31, 2013. This asset was valued at the lower amount between the booked value and the fair value less costs of sale. The results were presented as results in discontinuation as of September 30, 2013. Assets, liabilities, operating expenses and cash flows considered by Personal accounts related to Springville, are not material, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of Personal. Below are detailed information on the assets, liabilities, net results and cash flows in discontinuation—net of eliminations- related to Springville that were consolidated as of December 31, 2013 and September 30, 2013:

Assets and liabilities—discontinued operations

The Statement of Financial Position as of December 31, 2013 includes the following Springville’s assets and liabilities consolidated to such date:

As of December 31, 2013
(in thousands of pesos)
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433

Total current assets	436

Impairment of assets available for sale	(250)

TOTAL ASSETS – DISCONTINUED OPERATIONS	186

LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57

Total current liabilities	200

TOTAL LIABILITIES – DISCONTINUED OPERATIONS	200

Net results—discontinued operations

The Income Statement and the Statement of Comprehensive Income for the nine-month period ended September 30, 2013 include the following Springville results consolidated to such date:

NORTEL INVERSORA S.A.

Income statements

Nine-month period ended September 30, 2013
(in thousands of pesos)
Fees for services	(33)
Rental and maintenance expenses	(217)
Taxes	(2)
Energy, water and others	(25)

Operating losses	(277)
Finance income – Exchange differences	50
Finance expenses – Exchange differences	(5)

Losses before income tax expense	(232)
Income tax expense	(2)

Net losses – discontinued operations	(234)

Currency translation adjustments (non-taxable)	25

Total comprehensive income – discontinued operations	(209)

Cash Flows—discontinued operations

The Statement of Cash Flows for the nine-month period ended September 30, 2013 includes the following Springville’s cash flows consolidated to such date:

Nine-month period ended September 30, 2013
(in thousands of pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash flows used in operating activities	(76)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	3

DECREASE IN CASH AND CASH EQUIVALENTS	(73)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	4

20. Conversion of Class “C” shares

Pursuant to the authorization approved by the General Ordinary and Extraordinary and Special Class “C” Shares Meetings of Telecom Argentina held on December 15, 2011 and following the request of individual holders, on June 12, 2014, 656 Class “C” shares were converted, in an eight tranche, into an equal number of Class “B” shares. As of the date of issuance of these financial statements, conversion is pending for 266,782 Class “C” shares.

21. Organization of a New Company for the Provision of Mobile Financial Services

Núcleo’s Board of Directors, at its meeting held on May 5, 2014, approved the organization of a new company for the provision of Mobile Financial Services in Paraguay. This company will be supervised by the Central Bank of the Republic of Paraguay. The bylaw of the new company, named “Personal Envíos S.A.”, was granted on July 24, 2014. As of the date of issuance of these consolidated financial statements, the registration of the new company in the corresponding Public Registers is still pending. The capital stock of this new company is 3,000 million of Guaraníes (equivalent to approximately $5.5), distributed as follows: Núcleo 97%, whose contribution will be in kind (transaction system), Personal 2% and ABC Telecomunicaciones 1%.

As of the date of issuance of these consolidated financial statements, there have been no capital contributions. Núcleo’s Management expects to complete the transactions registration in the fourth quarter of this year, during which the new company would start operating.

NOTE 11 – SUBSEQUENT EVENTS TO SEPTEMBER 30, 2014

1. Cash dividends distribution from the Company

The Company’s Board of Directors, at its meeting held on October 10, 2014, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $217 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $106 (equivalent to $72.25 pesos per share) and $111 (equivalent to $20.78 pesos per share), respectively, which were available to the shareholders since October 23, 2014.

NORTEL INVERSORA S.A.

2. Regulation of Virtual Mobile Operators

Resolution SC No. 68/14, published in the Official Bulletin on October 28, 2014, approved the Regulation of Virtual Mobile Operators (in Spanish, “OMV”) and the Basic Requirements for OMV Agreements. Among its provisions, the Resolution provides that the Network Mobile Operators (in Spanish “OMR”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as OMV, in which they will set forth the technical and economic conditions, which must be reasonable and non-discriminatory. The Resolution also provides the modalities and procedures for the provision of such services.

3. “Argentina Digital” Bill

On October 29, 2014, the Argentine Government publicly announced the introduction of a bill in Congress which aims to declare of public interest the development and regulation of Information and Communications Technologies (in Spanish, “TIC”) and its related resources, establishing and guaranteeing the complete neutrality of the networks. If the rules contained in this bill become law, they will replace the current Telecommunications Law No. 19,798 (passed in 1972), and will repeal Decree No. 764/00.

Taking into account its recent introduction in Congress, Telecom Argentina’s Management will monitor its evolution and will analyze the impact that such law may have on the Telecom Group’s operations.

4. Capital Stock Increase (up to five times) of Personal

Telecom Argentina’s Board of Directors, at its meeting held on November 3, 2014, has instructed its appointed representatives to make a motion to approve, and vote in favor of, among other issues, the increase of Personal’s capital stock in an amount of $1,242 (from the current $311 to $1,553) at the General Ordinary Shareholders’ Meeting to be held on November 17, 2014. The objective of this capital stock increase is to contribute with the financing of the payment of the undertakings assumed by Personal in the Public Auction of the 3G and 4G Frequency Bands as detailed in Note 10.4 to these consolidated financial statements.

Patrizio Graziani
Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50 – Floor 11

City of Buenos Aires

Tax Code No.: 30-64389741-1

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of September 30, 2014, the consolidated statements of income and of comprehensive income for the three and nine-month periods ended September 30, 2014, the consolidated statements of changes in equity and of cash flows for the nine-month period ended September 30, 2014 and selected explanatory notes.

The balances and other information for the fiscal year 2013 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34). Our responsibility is to express a conclusion based on the review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we will get to know all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Nortel Inversora S.A., that:

a)	the condensed interim consolidated financial statements of Nortel Inversora S.A. are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)	we have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	as of September 30, 2014, the debt of Nortel Inversora S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $65,888.67 and was not due at that date.

City of Buenos Aires, November 3, 2014

PRICE WATERHOUSE & CO. S.R.L.

Dr. Carlos A. Pace (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos A. Pace Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 150 F° 106

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: December 15, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations